Exhibit B.3(d): Other Pages of 2006 Annual Accountability Report incorporated in Annual Information Form
•	“CIBC Retail Markets” and “CIBC World Markets” pages 8-11

•	“Public Accountability Statement” pages 13-29

•	“Principal Subsidiaries” page 131

•	“Supplementary Annual Information” pages 132-141

•	“Governance” pages 30-33

•	“Transfer Agent and Registrar” page 155

     CIBC Retail Markets
Strategy
CIBC Retail Markets’ objective is to become the primary financial institution for our clients.
Our strategy is to develop strong relationships by meeting more of our clients’ financial needs. To do this, we will extend our affluent client experience to more of our clients, continue to enhance product competitiveness and leverage our strong retail and wealth distribution channels.
We are also focused on enhancing our operational effectiveness to expand our market penetration and increase client satisfaction while positioning our business for long-term success.
Priorities

-	Grow our business by building strong relationships with our clients

-	Increase operational effectiveness

-	Continue to improve the quality of our lending portfolio
Measures

-	Client satisfaction

-	Product market share

-	Funds managed for clients

-	Credit quality
CIBC Retail Markets comprises CIBC’s retail and wealth management businesses. We provide a full range of financial products and services to almost 11 million individual and small business clients, as well as investment management services to retail and institutional clients globally. In addition, we hold a 43.7% interest in FirstCaribbean International Bank. In June 2006, we entered into an agreement to purchase Barclays Bank PLC’s 43.7% share of FirstCaribbean.

8	CIBC Annual Accountability Report 2006

CIBC Retail Markets
Our objective is to be the primary financial institution for our clients. Our success depends on building strong relationships and on our ability to help clients achieve their financial goals.
Improving service for our clients
This year CIBC Retail Markets focused on enhancements that help us serve our clients better. As part of this, we opened nine branches offering a full range of personal, small business and financial planning services.
     Enhanced online and ABM features have made banking at CIBC more convenient. Clients can now access more statement details and make additional loan payments online, while our new ABMs include express withdrawals, easier bill viewing and a deposit calculator.
     Small business owners can now open accounts in all CIBC branches and we introduced a new Convenience Card feature allowing owners to assign select access rights to delegates.
     Our summer promotion offered clients up to 25,000 bonus Aeroplan Miles for choosing featured day-to-day banking products. This helped to increase the number of products that clients have with CIBC.
     Investor demand for our CIBC Personal Portfolio Services and Axiom portfolios contributed to strong managed solutions asset growth in the year. These results were complemented by new product launches and portfolio manager changes within our stand-alone funds, ensuring our asset management platform continued to meet the needs of our clients.
     We also brought together our employee training teams to deliver a more consistent client experience across our retail businesses.
Leveraging our strength in advice
Building stronger relationships is about providing knowledgeable advice. Our leading advisory sales force, including over 2,500 IDA-licensed advisors and investment specialists, enables us to offer customized advice to all clients.
     This year CIBC Imperial Service, which offers clients comprehensive branch-based advice for their banking, credit and investment needs, was expanded in five new markets.
     CIBC Wood Gundy Investment Advisors provide customized investment strategies through one-on-one relationships with clients. The business was recognized for the highest client satisfaction rating among the big six bank-owned, full service investment advice providers by the research firm Corporate Insights.
     CIBC Private Wealth Management offers clients customized investment management, private banking and estate planning solutions in Canada, the Caribbean and Asia.
     Personal bankers use the CIBC Financial HealthCheck planning tool to help personal banking clients identify their financial objectives and understand their current financial situation. Using this approach, we recommend practical solutions to help clients achieve their goals.
     Through continued focus on meeting our clients’ financial needs and exceeding their expectations, we will build strong, enduring relationships and deliver long-term sustainable growth.
     CIBC’s planned acquisition of an additional 43.7% share of FirstCaribbean International Bank will enhance the strength of CIBC’s retail revenues. FirstCaribbean is one of the largest regionally-listed banks in the Caribbean with over 3,400 staff, 100 branches and banking centres, and offices in 17 countries.
Operating Highlights:

Net income after tax ($ millions)	Return on equity (ROE)(1) (%)	Total average funds managed ($ billions)	Efficiency ratio (%)

(1)	For additional information, see the “Non-GAAP Measures” section on page 37.

CIBC Annual Accountability Report 2006	9

     CIBC World Markets
Strategy
CIBC World Markets’ objective is to maintain and build its strength as a leading broad-based investment bank in Canada, with a specialized focus on mid-market expertise in the U.S., and activities in Europe and Asia-Pacific.
Our strategy is to focus on growth opportunities in our core businesses, while emphasizing profitability, productivity and efficiency.
We are committed to building value through leading industry expertise, product innovation and a consistent client focus.
Priorities

-	Invest in core Canadian businesses to build franchise value

-	Position for improved profitability in the U.S. region

-	Target emerging client groups and structured transactions for growth

Measures

-	Net income

-	Revenue

-	Efficiency ratio

-	Market share
CIBC World Markets is the wholesale and corporate banking arm of CIBC, providing a range of integrated credit and capital markets products, investment banking, and merchant banking to clients in key financial markets in North America and around the world. We provide innovative capital solutions and advisory expertise across a wide range of industries as well as top-ranked research for our corporate, government and institutional clients.

10	CIBC Annual Accountability Report 2006

CIBC World Markets
Our goal is to focus on growth opportunities in our core businesses, while emphasizing profitability, productivity and efficiency in all of our activities. We are committed to building value through leading industry expertise, product innovation and a consistent client focus.
Market leadership
CIBC World Markets is a leading broad-based investment bank in Canada, with a specialized focus on mid-market expertise in the U.S., and activities in Europe and Asia-Pacific.
     In 2006, our Canadian equity underwriting and M&A businesses demonstrated strength and market leadership, having advised on the greatest value and number of deals, with significant deal flow in both Canada and the U.S.
     As a leader in advising and financing mining companies around the globe, CIBC World Markets continues to support Canada’s mining industry. This year, we demonstrated that commitment by acting as advisor to Falconbridge Ltd. on the world’s largest mining transaction at a value of $27 billion, and to Placer Dome Inc., to create the world’s leading gold mining company.
     CIBC World Markets continues to demonstrate market leadership in retail structured products and income trusts, as well as maintaining strength in equity underwriting in Canada. This year, we advised on two of the largest income trusts completed in Canada including advising BCE on the creation of Bell Aliant Regional Communications Income Trust, the largest Telecommunications income trust in Canada; and Petrofund Energy Trust on its merger with Penn West Energy Trust to create the largest conventional oil and gas royalty trust in North America.
     Building on a strong 2005, CIBC World Markets’ U.S. real estate finance business continued its success by increasing its market penetration, client base and product offerings. The group co-led four commercial mortgage-backed securities (CMBS) offerings totalling US$9.7 billion.
     Our commercial banking business retained 100% of its top 50 clients from 2005, and attracted new high quality, mid-market clients by partnering with them to achieve their business and financial objectives.
At the forefront of new markets
We are committed to delivering industry leading products and services to meet the evolving needs of our clients and changing market conditions. We continue to grow in non-traditional service areas including our electronic trading capabilities and prime brokerage activities. In addition, we also broadened our client base by further expanding our equity- and commodity-linked product offerings.
     During the year, we enhanced our growing leadership in the area of retail structured products through ongoing partnerships with CIBC Retail Markets and the wide distribution capabilities of the entire CIBC network.
     In response to changing market opportunities, we increased our international debt origination efforts, refined our structured credit focus and aligned our distribution activities globally. In 2006, we launched our first structured investment funding vehicle in the Canadian market and partnered with CIBC’s commercial mortgage division to launch ClareGold, the bank’s first CMBS offering.
     With a clear focus on delivering value to our clients, CIBC World Markets remains committed to a solid governance discipline and a strong focus on efficiency to optimize performance and capitalize on business connectivity.
Operating Highlights:

Net income (loss) after tax ($ millions)	Return on equity (ROE)(1) (%)	Total economic capital ($ billions)	Efficiency ratio (TEB)(1) (%)

(1)	For additional information, see the “Non-GAAP Measures” section on page 37.

CIBC Annual Accountability Report 2006	11

Public Accountability
Statement
Our Clients

-	Almost 11 million clients, including more than 500,000 small business clients

-	1,055 branches

-	3,818 automated banking machines (ABMs), including 1,125 Access for All ABMs

Our Employees

-	Invested approximately $56 million in training globally

-	Developed five-year plan to further strengthen sustainable leadership capability

-	Won award in Best Internal Program category for online orientation program

Our Communities

-	Contributed more than $28 million in Canada

-	The 2006 Canadian Breast Cancer Foundation CIBC Run for the Cure raised $23.4 million to fight breast cancer

-	CIBC World Markets Children’s Foundation raised $3.7 million for children’s charities in Canada

Our Environment

-	Consolidated and updated environmental credit risk policies

-	Renewed our commitment to the Equator Principles

-	Collaborated with key stakeholders to include biodiversity and climate change considerations in our decision-making

-	Renewed commitment to green power, offsetting carbon dioxide emissions at 18 CIBC branches
This statement has been published by CIBC and the following affiliates of CIBC in Canada: CIBC World Markets Inc; CIBC Mortgages Inc.; CIBC Life Insurance Company Limited; CIBC Trust Corporation; CIBC Securities Inc.; CIBC Investor Services Inc.; CIBC Global Asset Management Inc.; CIBC Global Asset Management (USA) Inc.; CIBC Private Investment Counsel Inc.; CIBC Asset Management Inc.; CIBC BA Limited.

CIBC Annual Accountability Report 2006	13

Our Clients
Commitment
CIBC is committed to providing affordable, accessible banking, while protecting our clients and shareholders through strong governance and oversight practices. Being the leader in client relationships includes providing products and services that address the needs of our diverse clients.
Priorities

-	Provide a consistent client experience

-	Protect our clients’ privacy

-	Resolve client issues quickly

Measures

-	Client satisfaction

-	Improved privacy procedures

-	Resolution of client concerns escalated to the Customer Care Centre

14	CIBC Annual Accountability Report 2006

Public Accountability Statement
Providing affordable, accessible banking
CIBC offers a wide range of products and services tailored to our clients’ needs and preferences.
          For people looking for affordable banking solutions, we offer products like the CIBC Everyday Chequing Account with a low monthly fee, a choice of several no annual fee Visa cards, including a new no annual fee CIBC Platinum Visa card, and competitive mortgage rates with the variable-rate CIBC Better Than Prime Mortgage and the fixed-rate CIBC Better Than Posted Mortgage.
          President’s Choice Financial (PCF), CIBC’s co-venture with Loblaw Companies Limited, is a cost-effective banking alternative, accessible through in-store pavilions, ABMs, online and by phone. This year, PCF introduced a new high-interest savings account with anniversary bonus interest and no daily banking fees.
          For youth and seniors, CIBC offers free banking through CIBC SmartStart Program for Kids and CIBC Advantage for Seniors. Students of any age have access to products like the CIBC Education Line of Credit and the CIBC Advantage for Students account, which offers a discounted fee. This year we also increased loan limits on the Professional Edge Student Personal Line of Credit and extended the offer to a broader group of professionals returning to school.
          Through our Aboriginal banking team, CIBC provides access to financial services for Aboriginal clients. CIBC’s seven on-reserve branches and an on-reserve agency branch also serve clients in remote locations. This year we continued to support the development of financial literacy, introducing a Personal Financial Planning program in several Aboriginal communities. CIBC invested more than $900,000 in national and local programs that support the Aboriginal community, including The National Aboriginal Achievement Foundation.
          CIBC also makes every effort to staff branches in a way that reflects the language preferences of the communities we serve, including addressing the needs of the large Chinese community in Canada through our Asian banking team. In its Diversity in Canada 2006 report, Solutions Research Group Consultants Inc. ranked CIBC 2nd among all Canadian banks in serving the Chinese, South Asian and Italian communities in Canada.
          Working with partners in the mortgage insurance industry, CIBC continues to enhance programs to help newcomers to Canada. For those newcomers who may not have established a Canadian credit history and banking relationship, CIBC helps to meet their banking and borrowing needs.
          CIBC is committed to making banking easier and more readily accessible for visually and hearing impaired clients, the elderly and persons with restricted mobility. We have surveyed 589 of our 1,055 branches, 370 of those in 2006, to

Access for All ABMs in Branches — 3 year trend	Client choice in recordkeeping Client signed up as of September 30, 2006 (thousands)

CIBC’s Access for All ABMs are installed at wheelchair accessible height and include headphone jacks for audio access; grab bars for persons with mobility impairments; and improved lighting to assist elderly and partially-sighted clients.
Chequing and savings account clients can choose to receive quarterly statements or select our paperless recordkeeping option.

CIBC Annual Accountability Report 2006	15

understand potential physical barriers that might impact our clients’ experience, including parking, building and vestibule access, main branch circulation and counter access. Most CIBC branches in our national network are now equipped with at least one CIBC Access for All ABM.
          CIBC has one of the largest multi-channel distribution networks of the Canadian banks. We provide 24/7 access to banking services through our ABMs, online banking and telephone banking channels. This year we introduced additional online and ABM features to make it easier for clients to manage their finances remotely. For clients who prefer to have someone come to their home to discuss mortgages, we offer mortgage services through our mobile HLC Home Loans Canada sales force.
          CIBC clients can access 49 mutual funds that meet sustainable performance criteria set out by the Social Investment Organization. CIBC offers the CIBC Enviro-Saver Rebate to eligible mortgage clients who have purchased an energy-efficient home or who make energy saving improvements to an existing home, resulting in a savings of 10% on their CMHC Mortgage insurance premium.
Committed to small and medium-sized businesses
Small businesses are vital to Canada’s long-term economic prosperity and CIBC is committed to supporting the success of small business owners. In 2006, we conducted a study to help understand where and how our small business clients bank and how we can better serve their personal and business needs.
          To make banking more accessible and convenient, small business owners can now open business accounts in all CIBC branches. We also

16	CIBC Annual Accountability Report 2006

Public Accountability Statement
broadened remote services to include the ability to apply for credit by phone or online.
          This year, we added a customization feature on our small business Convenience Card that allows owners to delegate select banking duties to employees. We also offer a choice of no annual fee and annual fee-based Small Business Visa cards with added value features and rates as low as CIBC prime plus 1.5% per year.
          CIBC invests in youth through programs like the CIBC Student Entrepreneur of the Year Award, Canada’s Outstanding Young Farmers Program, Junior Achievement and the Canadian 4-H Council.
          We continued to strengthen sales and service delivery to agricultural clients in 2006 through our experienced team of Agricultural Banking Specialists who understand the unique financial needs of agricultural business owners.
          CIBC’s support of growing Canadian businesses continues. This year, CIBC Commercial Banking launched CEO Connect, a client-only internet site hosting articles, research, webcasts, CEO videos and best practices for executives at mid-sized Canadian organizations.
Respecting our clients
We are committed to treating our clients with respect and integrity, providing products and services in a responsible, professional manner and safeguarding our clients’ personal information and privacy.
          “Our Service Commitment to You”, available in branches and online, outlines our commitment to ensuring we provide clients with service that exceeds their expectations, provides fee transparency, and ensures privacy protection and confidentiality. We make every effort to resolve clients’ concerns quickly. We introduced enhanced standards and information for branch employees this year to better enable them to resolve concerns at the first point of contact. If a satisfactory resolution is not reached, the client is referred to a trained specialist in our Customer Care Centre or to the CIBC Ombudsman’s office.
          Privacy continues to be a priority at CIBC. Maintaining the confidentiality of client information is a fundamental tenet of our relationship with clients. In fiscal 2006, we updated and enhanced CIBC’s “Your Privacy is Protected” brochure. The updated brochure outlines our commitment to client privacy and the steps our clients can take to safeguard the privacy and security of their personal information.
          The CIBC Code of Conduct provides employees with guidelines consistent with our values of Trust, Teamwork and Accountability, clearly outlining their responsibilities towards clients.
          CIBC will continue to invest in enhanced programs, procedures and training to ensure we fulfill our commitment to our clients.
          For information on branch openings and closings, ABM installations and removals and listed affiliates’ debt financing to firms in Canada, please refer to pages 144 to 148.

CIBC Annual Accountability Report 2006	17

Our Employees
Members of CIBC’s Black Employee Network participated in the Camp Jumoke Walk-a-thon in support of children with sickle cell anemia
Commitment
CIBC strives to create a work environment where our employees can excel and fulfill CIBC’s vision of being the leader in client relationships. We are focused on supporting CIBC’s business priorities and the diverse needs of our employees.
Priorities

-	Creating a supportive work environment for our employees that reflects CIBC’s vision, mission and values

-	Maintaining a positive culture that allows our employees to perform at their best

-	Attracting and building CIBC’s talent and leadership pool and creating opportunities for employees to enhance their skills

-	Ensuring all CIBC employees have a safe and healthy work environment where they are able to balance their work and life effectively and contribute to their communities

Measures

-	Employee Commitment Index (ECI) score

-	Representation rates of women, visible minorities, Aboriginal peoples, and persons with disabilities in the CIBC workforce

-	Percentage of employees with a scorecard in place

-	Expenditure per employee on training

-	New claim rates for short- and long-term disability
“Through CIBC’s generous contributions, the Lesbian & Gay Community Appeal was able to support the Lesbian, Gay, Bisexual and Transgender community in the areas of education, health, social services and arts and culture. CIBC employees were instrumental in supporting our efforts to ensure the delivery of these programs.”
David Brownstone, Co-Chair, Lesbian & Gay Community Appeal

18	CIBC Annual Accountability Report 2006

Public Accountability Statement
Supportive employee environment
Creating a supportive work environment for our employees builds employee commitment and supports CIBC’s overall performance and success. CIBC regularly measures our employee commitment through a biennial employee survey. The most recent survey was completed in 2005 and showed an increase in the employee commitment score from 68 to 72. Survey results also indicated a high level of awareness of CIBC’s vision, mission and values. Our annual survey of executive values also highlighted the group’s commitment to CIBC’s values of trust, teamwork and accountability.
          In 2006 we laid the foundation for a five-year plan to proactively develop and sustain CIBC’s leadership capability. A new employee development course for the next level of leadership focused on CIBC’s vision, mission and values was also launched.
          CIBC is committed to building a positive and supportive environment for employees. CIBC’s Code of Conduct is one of the ways we promote CIBC’s values. It guarantees every employee the right to be respected, to receive fair and equitable treatment, to be free from harassment or discrimination, and to be protected from retaliation if they report a contravention of the Code. All employees are required to complete annual certification and testing on the Code.
          An award-winning orientation program for all new employees was launched to ensure that employees receive a consistent orientation to CIBC and how we operate. We also introduced a new orientation module for executives. In addition, a new series of training programs for employees and managers was launched that sets expectations, supports an organizational culture of respect and trust and ensures CIBC workplaces are healthy, safe and secure.
          In 2006, we invested approximately $56 million globally, or $1,500 per employee, on training including governance and regulatory compliance, client service, product knowledge and a broad range of business and technical skills.
          At CIBC, employment equity is a clear priority. In 2005, CIBC achieved its representation goals for three of the four designated groups: women, visible minorities and persons with disabilities. Representation goals are based on national labour market availability rates provided by Statistics Canada for each of the designated groups. We continue our efforts to maintain our representation levels, while focusing on recruitment and retention of Aboriginal peoples to close our remaining gap.
          In 2006, CIBC convened its first National Employment Equity and Diversity Congress. The Congress focused on the development of CIBC’s

Senior management
representation
rates and goals
(as at Dec. 31, 2005)
%	Rate	Goal

Women	28.5	25.1

Visible minorities	9.6	8.2

Persons with disabilities	6.4	1.9

Aboriginal Peoples	0.4	2.6

Workforce
representation
rates and goals
(as at Dec. 31, 2005)
%	Rate	Goal

Women	68.8	62.3

Visible minorities	22.4	12.9

Persons with disabilities	4.2	3.7

Aboriginal Peoples	1.6	1.9

CIBC achieved its representation goals for women, visible minorities and persons with disabilities.

CIBC Annual Accountability Report 2006	19

next three-year (2007-2009) Employment Equity and Diversity Plan. The event included a recognition ceremony to celebrate our employees’ contributions to enhancing diversity awareness and furthering diversity initiatives across CIBC. June 2006 marked CIBC’s 14th Annual Diversity Month. During the month, CIBC employees organized more than 150 events including panel discussions, employee workshops, open houses and cultural festivals.
Investment in training (globally)
($ millions)
In 2006 CIBC invested approximately $56 million globally in employee training.
          At the Board of Directors level, women continued to hold five of the 18 director positions. As part of our ongoing Board renewal program, we regularly assess the skills and characteristics of CIBC Board members against current and anticipated needs, enabling the Board to maintain the appropriate skill set to oversee CIBC’s businesses.
A focus on performance
CIBC’s Performance Management and Measurement (PMM) system uses a balanced scorecard approach including financial results, client relationships, operational efficiency, strategic priorities and key competencies to assess employee performance. The PMM process allows employees to understand and take ownership of their contribution to the achievement of business goals and is directly tied to year-end compensation through variable incentive awards.
          A priority for the Senior Executive Team (SET) in 2006 was ensuring a consistent set of goals was used by the entire SET. The common goals were to:
•	Support CIBC’s vision, mission and values and adhere to CIBC’s stated governance and regulatory environment

•	Meet 2006 strategic plan

•	Deliver on talent management and succession plans

•	Achieve productivity goals
These goals were also used to develop scorecards for the balance of the executive group. The PMM process continues to be an important performance management tool and 80% of full- and part-time employees had written scorecards in place in 2006.
          Managing performance is key to building long-term, sustainable growth for CIBC, our employees and our shareholders. The foundation of our compensation

20	CIBC Annual Accountability Report 2006

Public Accountability Statement
philosophy is pay-for-performance. At CIBC, total compensation typically includes base salary and variable incentive awards, in addition to CIBC’s comprehensive benefits and pension programs.
     CIBC’s pay-for-performance philosophy rewards individuals for results that are aligned with CIBC’s overall strategy for building sustainable, long-term value. We also strive to recognize and reward our employees who consistently make outstanding contributions through our formal employee recognition program.
Health and well-being
Creating a safe and healthy work environment where all employees can balance their work and life effectively and contribute to their communities is very important. CIBC is committed to providing a comprehensive range of benefits that support the overall health, wellness and long-term financial security of employees.
     To assist in managing rising health care costs, CIBC advocates a smart consumer approach to employee health care. Employees are encouraged to take advantage of CIBC-negotiated discounts, discuss the use of generic drugs with their doctors and use pharmacies with lower dispensing fees to proactively manage costs for the employee and for CIBC.
     CIBC also uses an innovative, preventative health care program called Wellness Checkpoint, a confidential, online assessment tool that identifies health risks and provides information on achieving a healthier lifestyle and general health resources. Launched in 2001, almost 10,000 employees have completed the Checkpoint.
     CIBC’s Employee Assistance Program provides employees with access to confidential counselling and professional advice to assist with a broad range of concerns.
     CIBC continues to lead the industry with Employment Insurance top-up benefits during maternity, parental, adoption and compassionate care leave. Approximately 64% of CIBC employees participate in the employee share purchase plan which allows employees to participate in CIBC’s future growth and prosperity through investment in common shares.
     In 2005, CIBC reported a Disabling Injury Incidence Rate of 0.22, which indicates the number of disabling and fatal injuries on the job, per 100 employees, in Canada.
     In 2006, CIBC’s group of companies paid almost $2.4 billion in salaries and benefits to our Canadian workforce. CIBC’s global turnover rate for permanent employees, excluding retirees, was 15.6%. The increase from 2005 was partly a result of CIBC’s productivity initiatives.
     For detailed employment figures and for information on taxes paid, see page 148.
Number of employees completing
assessment questionnaire
on Wellness Checkpoint
Short- and long-term
disability new cases/
1,000 employees

	STD	LTD

New cases/1,000 employees	97.7	12.5

CIBC’s industry-leading disability management process encourages communication between managers and employees on disability leave and facilitates their return to work.

CIBC Annual Accountability Report 2006	21

Our Communities
2006 CIBC Youthvision Scholarship recipients — Ontario region
Commitment
As a leader in community investment, CIBC is committed to supporting causes that matter to our clients, our employees and our communities. We aim to make a difference in communities we call home through corporate donations, sponsorships and through the volunteer spirit of our employees.
     Priorities
▪	Increase participation and funds raised through the CIBC Run for the Cure

▪	Promote increased awareness and participation in the CIBC World Markets Miracle Day

▪	Greater employee participation and total funds raised for the United Way

▪	Encourage employee volunteerism with community-based organizations
     Measures
▪	Participation and funds raised for the CIBC Run for the Cure, CIBC World Markets Miracle Day and the United Way

▪	Number of employees who participate in the Employee as Ambassador Program

▪	Imagine Canada Caring Company designation

▪	External rankings for corporate citizenship/philanthropy
“ CIBC’s partnership with the Canadian Breast Cancer Foundation is exemplary. This is not just a unique relationship, but a model relationship. CIBC’s dedication to our mission and vision, its passion and commitment to the cause and the employee spirit have helped make the Canadian Breast Cancer Foundation CIBC Run for the Cure one of the country’s most prestigious events in support of breast cancer research, education and awareness.”
George Habib, Executive Director, Canadian Breast Cancer Foundation

22	CIBC Annual Accountability Report 2006

Public Accountability Statement
Making a difference
In 2006, the CIBC group of companies contributed more than $36 million globally to charitable and non-profit initiatives. Of this, $28 million was invested in Canada, including more than $21 million in charitable donations, supporting a wide variety of national, regional and local organizations, with a strategic focus on youth, education and health. To see examples of CIBC’s contributions to community organizations by province, see page 149. For information on taxes paid in Canada, see page 148.
CIBC Youthvision
Funding initiatives aimed at helping young people achieve their full potential is a priority of our community investment program. In 2006, we contributed more than $11 million toward this goal. CIBC funds hundreds of initiatives that support education, mentoring, skills development, financial literacy training, nutrition and health, anti-bullying, youth shelters and programs for young people with physical, emotional and intellectual disabilities.
CIBC Youthvision Scholarship Program
CIBC supports the education of young people with a multi-year commitment of $7.5 million to fund scholarships and internships through a unique partnership with Big Brothers Big Sisters of Canada and YMCA Canada. Thirty scholarships, valued at up to $34,000 each, are awarded annually to Grade 10 students enrolled in mentoring programs with these two community partners. In addition to tuition support, recipients may participate in summer internships at YMCA agencies across the country after completing Grade 11. Since its inception, 240 scholarships have been awarded across Canada.
CIBC World Markets Children’s Foundation
On the first Wednesday of December every year, CIBC World Markets sales and trading professionals and CIBC Wood Gundy Investment Advisors in Canada and around the world help create miracles for children. On this day, fees and commissions are donated to children’s charities. On December 7th, 2005, CIBC World Markets Miracle Day raised $10.5 million globally, including $3.7 million in Canada. Since 1984, Miracle Day has raised over $168 million to benefit children’s charities in our communities around the world.
     This year, the CIBC World Markets Children’s Foundation announced a major investment in children’s mental health. Four organizations working in the field of children’s mental health were selected to receive grants totaling $465,000.
Contributions
in Canada
($ millions)

As a designated Imagine Caring Company, CIBC consistently exceeds the target of 1% of pre-tax profits — the benchmark for corporate giving established by Imagine Canada.
Charitable donations
by category in Canada

With a strategic focus on youth, education and health, CIBC is making a difference in communities where our clients and employees live and work.

CIBC Annual Accountability Report 2006	23

Education
With a strategic focus on education, CIBC contributes millions of dollars each year to organizations and programs that will make a difference in helping young people fulfill their dreams. CIBC’s multi-year commitments to universities and colleges across Canada total $20 million. Of this, more than $6 million is directed to bursaries and scholarships to enable students to pursue post-secondary education.
     CIBC contributes $100,000 each year to the National Aboriginal Achievement Foundation for bursaries and scholarships in post-secondary education. The purpose is to meet the financial needs of First Nations, Inuit and Métis students in their pursuit of excellence in all academic disciplines.
Health
CIBC contributes to organizations that promote the health and well-being of Canadians. We have multi-year commitments of more than $17 million to hospitals and health research facilities across Canada. Many of our contributions in health care fund the research and treatment of breast cancer.
Canadian Breast Cancer Foundation
CIBC Run for the Cure
Now in its tenth year as title sponsor, the Canadian Breast Cancer Foundation CIBC Run for the Cure is our flagship event. On October 1st, 2006, $23.4 million was raised in 50 communities, by more than 170,000 people dedicated to creating a
CIBC Run for the Cure
funds raised
($ millions)

Over the past 15 years, the CIBC Run for the Cure has helped to raise more than $100 million with the aim of creating a future without breast cancer.
Employee as Ambassador
Program participation
(# of participants)

Year over year, more CIBC employees and retirees demonstrate their volunteer spirit in the communities where they live and work.

24	CIBC Annual Accountability Report 2006

Public Accountability Statement
world without breast cancer. The CIBC Run for the Cure is the largest, one-day fundraising event in Canada and we take great pride in the contribution our employees have made to this important cause over the past 15 years.
     Close to 10,000 people participated on Team CIBC in 2006, raising $2.7 million. In addition to their fundraising achievements, we are very proud of the CIBC employees who volunteer as local branch and Run champions, manage the on-site collection of registration fees and serve as local Run Directors in 16 of the 50 communities across Canada.
     This year, the Canadian Breast Cancer Foundation CIBC Run for the Cure was presented with the Imagine Canada Community Partnership Award in recognition of its outstanding efforts in uniting communities in the fight against breast cancer. Imagine Canada is a national organization that champions corporate citizenship and encourages partnerships between charities, not-for-profit organizations and corporations to strengthen Canadian communities.
Employee as Ambassador Program
CIBC encourages volunteerism among its employees and retirees and supports their commitment to local activities through the Employee as Ambassador Program. Through this initiative, CIBC will donate up to $1,000 to charitable and not-for-profit community organizations where employees contribute their time and expertise. In 2006, 975 employees and retirees participated in this program, resulting in contributions of more than $575,000.
United Way
As a leader in community investment, CIBC has a long tradition of supporting United Way agencies across the country. In 2005, in addition to corporate contributions of approximately $2.7 million, over $4.8 million was raised by employees and retirees who make personal contributions and champion fundraising activities throughout the year. The combined total of $7.5 million was contributed to 124 United Way agencies across Canada.
     The 2006 CIBC United Way campaign theme was “Not all heroes wear capes,” to acknowledge the tremendous contribution our employees continue to make through their fundraising and volunteer efforts in support of local United Way agencies.

CIBC Annual Accountability Report 2006	25

Our Environment
Commitment
CIBC is committed to being an environmentally responsible organization. We demonstrate this commitment through continuing enhancements to our environmental risk management policies and procedures, initiatives to minimize CIBC’s impact on the environment, promotion of environmental stewardship practices and support of strategically-aligned environmental organizations.
     Priorities
▪	Strengthening our framework for environmental reviews in lending activities

▪	Understanding the implications of climate change

▪	Demonstrating environmental responsibility in our operations

▪	Researching best practices in biodiversity protection
     Measures
▪	Update all environmental credit risk standards and procedures and re-adopt the Equator Principles

▪	Complete a study on the portfolio impacts of climate change

▪	Monitor and report on our key environmental performance indicators

▪	Collaborate with stakeholders on a strategy to consider biodiversity issues where appropriate
“ CIBC has recognized the need for conservation and sustainable development of Canada’s boreal forest. We applaud CIBC’s leadership and willingness to work with a wide range of stakeholders to understand environmental risks while seeking opportunities to adapt business practices accordingly. The future of Canada’s boreal forest depends on such constructive and innovative attitude from all sectors.”
Larry Innes, Acting Director, Canadian Boreal Initiative

26	CIBC Annual Accountability Report 2006

Public Accountability Statement
Demonstrating our commitment
to the environment
CIBC is proud of its longstanding history of integrating environmental management into business activities. Our Environmental Risk Management (ERM) group is responsible for oversight of environmental issues across the organization, while our Real Estate group manages programs and initiatives to operate our branches and offices in an environmentally-conscious manner. The Environmental Management Committee, made up of several business and functional units, works to ensure that material environmental issues associated with CIBC’s operations are addressed.
     CIBC participates in a variety of national and international environmental associations. We presently chair the North American Task Force of the United Nations Environment Programme’s Finance Initiative (UNEP FI) and are active members of the Canadian Bankers Association Environmental Issues Specialist Group and the Environmental Bankers Association.
     We promote environmental awareness among our employees and clients through our “CIBC and the Environment” website, as well as information sessions and events. For example, in 2006, we held an Earth Week celebration in downtown Toronto and hosted a UNEP FI workshop on Environmental Risk Management, attended by 45 bankers from around the world.
Updating our credit standards and procedures
CIBC’s environmental risk management standards and procedures apply to all lending to small business, mid-market and large corporate sectors. In 2006, we updated our environmental risk management standards and procedures to make them easier for our clients, business managers and risk managers to understand and apply. As part of this update, we added climate change and biodiversity issues to the assessment process.
     This year, CIBC was involved in the review and update of the Equator Principles, a framework for social and environmental review in project finance that we first adopted in 2003. CIBC renewed our commitment to the Equator Principles in July 2006. Since then, we have held several information sessions for our lenders and risk managers to review the Principles and their implementation. No new project finance, to which the Equator Principles would apply, was undertaken in 2006.
Responding to climate change
CIBC is establishing a Carbon Management Program to help address the challenges of climate change. Our focus has been on monitoring our carbon dioxide emissions, implementing energy efficiency improvements within our facilities and purchasing green power.
     In 2006, we studied how climate change policy
Paper recycling
(tonnes)

In 2006, 8,363 tonnes of paper products were recycled across our branch network and office buildings.
Water consumption
(millions of litres)

In 2006, CIBC consumed 303 million litres of water, a reduction of 14% since 2004.

CIBC Annual Accountability Report 2006	27

in Canada might affect our clients and CIBC’s loan portfolio. Based on our findings, we are developing carbon risk assessment tools and raising awareness regarding risks and opportunities associated with climate change and carbon markets.
     CIBC is both a signatory to and participant in the Carbon Disclosure Project’s fourth information request (CDP4). The CDP4, which represents a group of 225 institutional investors with $31 trillion in assets under management, assesses how the largest companies in the world manage climate change issues. CIBC’s score of 75 was the highest among all banks in the Americas, based on the assessment in the CDP4 report. CIBC also played an advisory role in the CDP Canada initiative to promote enhanced corporate disclosure on climate change among TSX-listed companies.
     CIBC is one of the largest purchasers of green power among the Canadian financial institutions. From 2003 to 2005, CIBC purchased 6,000 MWh (megawatt hours) of Evergreen Energy Green Power from Ontario Power Generation, which offset approximately 5,400 tonnes of carbon dioxide. In 2006, we entered into an agreement with BC Hydro to purchase approximately 2,100 MWh per year of Green Power Certificates for the next two years, which will offset approximately 1,500 tonnes of carbon dioxide.

Direct CO2 emissions(1)	Indirect CO2 emissions(1)	Energy consumption
(thousands of tonnes)	(thousands of tonnes)	(thousands of gigajoules)

Carbon dioxide emissions from the combustion of natural gas and fuel oil decreased by 20% since 2004.	Carbon dioxide emissions from employee business travel and electricity purchases decreased by 2% since 2004.	In 2006, CIBC consumed 786.4 thousand gigajoules (GJ) of energy, a reduction of 3% since 2004.

(1)	All values for direct and indirect CO2 emissions have been restated to reflect the GHG Protocol Initiative. For indirect CO2 emissions, Environment Canada’s.

Annex A: Interim Guidance on Performance Measures for GHG Emissions has also been used.

28	CIBC Annual Accountability Report 2006

Public Accountability Statement
Raising our environmental standards
Within our retail branch network, energy efficiency and sustainability are key drivers in the selection of everything from lighting to window blinds. In 2006, we pilot tested lighting technology which could reduce energy use by 3% in our branches. We have also installed daylight sensors for ABM lobby lighting and timers for exterior signage to optimize energy savings.
     For the third consecutive year, waste audits were carried out at 50 CIBC branches. Total solid waste generated by the branch network in 2006 was an estimated 1,182 tonnes, compared to 1,400 tonnes in 2005. This reduction is associated with a more robust national shredding program, implemented in 2005.
     We also conduct environmental site inspections at our branches in order to identify and remediate, where necessary, hazardous materials and environmental risks within our branch network. This program began in 2005, and to date, we have inspected 651 properties across Canada, including 291 in 2006.
     In consultation with external stakeholders, CIBC is in the process of formalizing its Environmentally Responsible Procurement Standard. As part of our supplier selection process, we incorporate environmental criteria — including energy efficiency, packaging, recyclability, and product end-of-life options — into our standard request for proposal. Environmental measures are weighted along with other criteria, and factored into the final selection decision. Our chosen suppliers are monitored on an ongoing basis to ensure that they maintain or improve their environmental performance over time.
     In an ongoing effort to reduce waste while maximizing efficiencies, CIBC reuses office equipment and furniture wherever feasible. In 2006, approximately 5,376 pieces of surplus furniture were refurbished and redeployed. In addition, the use of black remanufactured toner cartridges was introduced to the procurement process mandate. CIBC is a founding member and the largest corporate supporter of Industry Canada’s Computers for Schools program. Since 1993, we have donated more than 14,300 computers. This year, we donated 528 computers to the program.
Safeguarding Canada’s boreal forest
In consultation with the Canadian Boreal Initiative, the Forest Stewardship Council (FSC) and several industry associations, CIBC is researching how we may be able to contribute to the preservation of Canada’s boreal forest through our policies and practices. We are enhancing our lending standards and procedures by integrating certain principles of biodiversity into the environmental credit risk assessment process. CIBC has also committed to use FSC-certified paper in our 2006 Annual Accountability Report which means that the wood fibre used in this report comes from forests that are managed in an environmentally and socially responsible manner.
     Together with several Canadian banks, and with the support of Environment Canada, CIBC has initiated a study to examine policy options for Canadian banks wishing to integrate boreal forest considerations into lending, procurement and other bank activities. This study will be completed in 2007.

Paper purchases	Environmental
(tonnes)	risk assessment
(# of enquiries)

CIBC’s paper purchases decreased from 2,235 tonnes in 2004 to 1,780 tonnes in 2006.	Environmental risk evaluations are fully integrated into CIBC’s credit assessment processes.

CIBC Annual Accountability Report 2006	29

   Principal Subsidiaries
Unaudited, $ millions, as at October 31, 2006

	Address of head	Book value(3) of shares owned by CIBC
Subsidiary name(1)(2)	or principal office	and other subsidiaries of CIBC

CIBC Asset Management Holdings Inc.	Toronto, Ontario, Canada	286
CIBC Asset Management Inc.	Toronto, Ontario, Canada
CIBC BA Limited	Toronto, Ontario, Canada	(4)
CIBC Global Asset Management Inc.	Montreal, Quebec, Canada	301
CIBC Global Asset Management (Cayman) Limited	George Town, Cayman Islands
CIBC Global Asset Management (USA) Ltd.	Montreal, Quebec, Canada
CIBC Global Asset Management International Inc.	New York, NY, U.S.A.
CIBC Private Investment Counsel Inc.	Toronto, Ontario, Canada
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Mississauga, Ontario, Canada	24
CIBC Mortgages Inc.	Toronto, Ontario, Canada	130
3877337 Canada Inc. (Home Loans Canada)	Toronto, Ontario, Canada
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	311
CIBC World Markets Inc.(5)	Toronto, Ontario, Canada	306
CIBC Delaware Holdings Inc.(6)	New York, NY, U.S.A.
Canadian Imperial Holdings Inc.	New York, NY, U.S.A.
CIBC Inc.	New York, NY, U.S.A.
CIBC Capital Corporation	New York, NY, U.S.A.
CIBC World Markets Corp.	New York, NY, U.S.A.
CIBC Israel Ltd.	Tel Aviv, Israel
CIBC WM Real Estate Ltd. (49%)(7)	Toronto, Ontario, Canada
CIBC WM Real Estate (Quebec) Ltd.	Montreal, Quebec, Canada
CIBC Wood Gundy Financial Services Inc.	Toronto, Ontario, Canada
CIBC Wood Gundy Financial Services (Quebec) Inc.	Montreal, Quebec, Canada
INTRIA Items Inc.	Mississauga, Ontario, Canada	100
CIBC Capital Funding III, L.P.	New York, NY, U.S.A.	106
CIBC Holdings (Cayman) Limited	George Town, Cayman Islands	5,881
CIBC Bank and Trust Company (Cayman) Limited	George Town, Cayman Islands
CIBC Investments (Cayman) Limited	George Town, Cayman Islands
CIBC Offshore Services Inc.	St. Michael, Barbados
CIBC Reinsurance Company Limited	St. Michael, Barbados
CIBC WM International Limited	St. Michael, Barbados
CIBC World Markets (International) Arbitrage Corp.	St. Michael, Barbados
CIBC Trust Company (Bahamas) Limited	Nassau, The Bahamas
CIBC World Markets Securities Ireland Limited	Dublin, Ireland
CIBC Offshore Banking Services Corporation(5)(8)	St. Michael, Barbados	6,710
CIBC Australia Holdings Limited	Sydney, New South Wales, Australia	19
CIBC Australia Limited	Sydney, New South Wales, Australia
CIBC World Markets (Japan) Inc.	Tokyo, Japan	39
CIBC Asia Limited	Singapore City, Singapore	7
CIBC World Markets plc	London, England, U.K.	391

(1)	CIBC and other subsidiaries of CIBC own 100% of the voting shares of each subsidiary, except as otherwise noted.

(2)	Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for CIBC World Markets (Japan) Inc., which was incorporated in Barbados; CIBC Capital Funding III L.P., CIBC Delaware Holdings Inc., CIBC World Markets Corp., Canadian Imperial Holdings Inc., CIBC Capital Corporation and CIBC Inc., which were incorporated or organized under the laws of the state of Delaware, U.S.A.

(3)	The book value of shares of subsidiaries is shown at cost and may include non-voting common and preferred shares.

(4)	The book value of shares owned by CIBC is less than $1 million.

(5)	CIBC directly or indirectly owns 100% of the non-voting shares of the subsidiaries.

(6)	CIBC directly owns $3.5 billion of shares of CIBC Delaware Holdings Inc.

(7)	The remaining 51% of the voting shares are held by an officer of CIBC. On November 1, 2006, CIBC World Markets Inc., a wholly owned subsidiary of CIBC purchased the remaining outstanding voting shares.

(8)	Includes $6.5 billion representing 100% of non-voting shares which are indirectly held through certain subsidiaries.

CIBC Annual Accountability Report 2006	131

Supplementary Annual Financial Information
   Average Balance Sheet, Net Interest Income and Margin

	Average balance			Interest			Average rate

Unaudited, $ millions, for the year ended October 31	2006	2005(1)	2004(1)	2006	2005(1)	2004(1)	2006	2005(1)	2004(1)

Domestic assets(2)
Cash and deposits with banks	$2,022	$1,888	$1,724	$26	$12	$10	1.29%	0.64%	0.58%
Securities Investment	11,731	5,930	6,567	482	261	265	4.11	4.40	4.04
Trading	33,822	31,895	26,288	1,059	903	748	3.13	2.83	2.85
Securities borrowed or purchased under resale agreements	14,935	13,008	12,124	579	322	277	3.88	2.48	2.28

Loans Residential mortgages	78,054	74,794	70,062	3,902	3,261	3,131	5.00	4.36	4.47
Personal and credit card	33,388	33,835	32,948	2,555	2,509	2,507	7.65	7.42	7.61
Business and government	21,476	22,570	22,881	1,450	1,337	1,355	6.75	5.92	5.92

Total loans	132,918	131,199	125,891	7,907	7,107	6,993	5.95	5.42	5.55

Other interest-bearing assets	410	400	366	67	56	97	16.34	14.00	26.50
Derivative instruments market valuation	8,574	8,036	7,443	—	—	—	—	—	—
Customers’ liability under acceptances	6,088	5,108	4,922	—	—	—	—	—	—
Other non-interest-bearing assets	8,995	9,388	8,622	—	—	—	—	—	—

Total domestic assets	219,495	206,852	193,947	10,120	8,661	8,390	4.61	4.19	4.33

Foreign assets(2)
Cash and deposits with banks	9,722	11,066	9,773	404	324	142	4.16	2.93	1.45
Securities Investment	7,552	8,639	10,686	341	362	439	4.52	4.19	4.11
Trading	26,103	26,102	26,948	863	647	509	3.31	2.48	1.89
Securities borrowed or purchased under resale agreements	5,981	8,174	8,343	989	785	247	16.54	9.60	2.96

Loans Residential mortgages	8	8	12	—	—	1	—	—	8.33
Personal and credit card	527	666	927	22	23	31	4.17	3.45	3.34
Business and government	7,547	7,954	8,223	484	415	388	6.41	5.22	4.72

Total loans	8,082	8,628	9,162	506	438	420	6.26	5.08	4.58

Other interest-bearing assets	407	692	966	46	39	41	11.30	5.64	4.24
Derivative instruments market valuation	9,845	14,549	16,270	—	—	—	—	—	—
Other non-interest-bearing assets	4,090	4,143	4,715	—	—	—	—	—	—

Total foreign assets	71,782	81,993	86,863	3,149	2,595	1,798	4.39	3.16	2.07

Total assets	$291,277	$288,845	$280,810	$13,269	$11,256	$10,188	4.56%	3.90%	3.63%

Domestic liabilities(2)
Deposits Personal	$75,351	$71,835	$68,481	$1,555	$1,217	$1,238	2.06%	1.69%	1.81%
Business and government	67,015	67,476	58,690	2,107	1,547	1,141	3.14	2.29	1.94
Bank	793	872	525	22	16	9	2.77	1.83	1.71

Total deposits	143,159	140,183	127,696	3,684	2,780	2,388	2.57	1.98	1.87
Derivative instruments market valuation	8,411	8,095	7,144	—	—	—	—	—	—
Acceptances	6,088	5,109	4,923	—	—	—	—	—	—
Obligations related to securities sold short	11,383	10,790	8,039	444	375	270	3.90	3.48	3.36
Obligations related to securities lent or sold under repurchase agreements	14,194	8,161	7,482	569	218	190	4.01	2.67	2.54
Other liabilities	10,246	10,189	9,116	127	—	71	1.24	—	0.78
Subordinated indebtedness	4,822	3,279	2,691	261	214	198	5.41	6.53	7.36
Preferred share liabilities	600	963	1,631	31	66	108	5.17	6.85	6.62
Non-controlling interests	12	386	18	—	—	—	—	—	—

Total domestic liabilities	198,915	187,155	168,740	5,116	3,653	3,225	2.57	1.95	1.91

Foreign liabilities(2)
Deposits Personal	2,171	2,246	2,747	77	48	42	3.55	2.14	1.53
Business and government	40,738	41,875	50,321	1,911	1,255	775	4.69	3.00	1.54
Bank	11,211	10,171	10,711	433	263	186	3.86	2.59	1.74

Total deposits	54,120	54,292	63,779	2,421	1,566	1,003	4.47	2.88	1.57
Derivative instruments market valuation	9,657	14,658	15,616	—	—	—	—	—	—
Obligations related to securities sold short	3,996	4,996	5,253	97	93	102	2.43	1.86	1.94
Obligations related to securities lent or sold under repurchase agreements	8,432	9,263	11,031	1,100	794	263	13.05	8.57	2.38
Other liabilities	3,661	5,059	3,185	61	188	323	1.67	3.72	10.14
Subordinated indebtedness	693	777	868	39	25	14	5.63	3.22	1.61
Non-controlling interests	407	609	6	—	—	—	—	—	—

Total foreign liabilities	80,966	89,654	99,738	3,718	2,666	1,705	4.59	2.99	1.71

Total liabilities	279,881	276,809	268,478	8,834	6,319	4,930	3.16	2.28	1.84
Shareholders’ equity	11,396	12,036	12,332	—	—	—	—	—	—

Total liabilities and shareholders’ equity	$291,277	$288,845	$280,810	$8,834	$6,319	$4,930	3.03%	2.19%	1.76%

Net interest income and margin				$4,435	$4,937	$5,258	1.52%	1.71%	1.87%

Additional disclosures:
Non-interest-bearing deposit liabilities
Domestic	$20,960	$20,424	$9,699
Foreign	$988	$922	$769

(1)	Certain prior year financial information has been reclassified to conform with the presentation adopted in 2006.

(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

132	CIBC Annual Accountability Report 2006

Supplementary Annual Financial Information
   Volume/Rate Analysis of Changes in Net Interest Income

Unaudited, $ millions	2006/2005			2005/2004(1)

	Increase (decrease) due to change in:			Increase (decrease) due to change in:
	Average	Average		Average	Average
	balance	rate	Total	balance	rate	Total

Domestic assets(2)
Cash and deposits with banks	$1	$13	$14	$1	$1	$2
Securities Investment	255	(34)	221	(26)	22	(4)
Trading	55	101	156	160	(5)	155
Securities borrowed or purchased under resale agreements	48	209	257	20	25	45

Loans Residential mortgages	142	499	641	211	(81)	130
Personal and credit card	(33)	79	46	67	(65)	2
Business and government	(65)	178	113	(18)	—	(18)

Total loans	44	756	800	260	(146)	114
Other interest-bearing assets	1	10	11	9	(50)	(41)

Change in domestic interest income	404	1,055	1,459	424	(153)	271

Foreign assets(2)
Cash and deposits with banks	(39)	119	80	19	163	182
Securities Investment	(46)	25	(21)	(84)	7	(77)
Trading	—	216	216	(16)	154	138
Securities borrowed or purchased under resale agreements	(211)	415	204	(5)	543	538

Loans Residential mortgages	—	—	—	—	(1)	(1)
Personal and credit card	(5)	4	(1)	(9)	1	(8)
Business and government	(21)	90	69	(13)	40	27

Total loans	(26)	94	68	(22)	40	18
Other interest-bearing assets	(16)	23	7	(12)	10	(2)

Change in foreign interest income	(338)	892	554	(120)	917	797

Total change in interest income	$66	$1,947	$2,013	$304	$764	$1,068

Domestic liabilities(2)
Deposits Personal	$60	$278	$338	$61	$(82)	$(21)
Business and government	(11)	571	560	171	235	406
Bank	(1)	7	6	6	1	7

Total deposits	48	856	904	238	154	392
Obligations related to securities sold short	21	48	69	92	13	105
Obligations related to securities lent or sold under repurchase agreements	161	190	351	17	11	28
Other liabilities	—	127	127	8	(79)	(71)
Subordinated indebtedness	101	(54)	47	43	(27)	16
Preferred share liabilities	(25)	(10)	(35)	(44)	2	(42)

Change in domestic interest expense	306	1,157	1,463	354	74	428

Foreign liabilities(2)
Deposits Personal	(2)	31	29	(8)	14	6
Business and government	(34)	690	656	(130)	610	480
Bank	27	143	170	(9)	86	77

Total deposits	(9)	864	855	(147)	710	563
Obligations related to securities sold short	(19)	23	4	(5)	(4)	(9)
Obligations related to securities lent or sold under repurchase agreements	(71)	377	306	(42)	573	531
Other liabilities	(52)	(75)	(127)	190	(325)	(135)
Subordinated indebtedness	(3)	17	14	(1)	12	11

Change in foreign interest expense	(154)	1,206	1,052	(5)	966	961

Total change in interest expense	$152	$2,363	$2,515	$349	$1,040	$1,389

Change in total net interest income	$(86)	$(416)	$(502)	$(45)	$(276)	$(321)

(1)	Certain prior year financial information has been reclassified to conform with the presentation adopted in 2006.

(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

CIBC Annual Accountability Report 2006	133

Supplementary Annual Financial Information
   Analysis of Net Loans and Acceptances

	Canada(1)					U.S.(1)

Unaudited, $ millions, as at October 31	2006	2005	2004	2003	2002	2006	2005	2004	2003	2002

Residential mortgages	$81,326	$77,172	$72,543	$69,955	$66,251	$4	$7	$10	$14	$321
Student	1,284	1,575	2,089	2,600	2,960	—	—	—	—	—
Personal	25,731	25,545	23,145	19,754	17,656	252	298	283	314	1,803
Credit card	7,027	6,429	8,098	8,844	7,194	19	19	249	246	278

Total consumer loans	115,368	110,721	105,875	101,153	94,061	275	324	542	574	2,402

Non-residential mortgages	5,018	5,300	5,025	4,515	3,821	1,822	1,404	—	—	—
Financial institutions	1,901	1,498	1,829	2,018	2,143	307	403	620	938	1,120
Retail	2,044	2,092	2,229	2,239	2,165	121	166	96	124	298
Business services	3,277	3,501	3,397	3,566	3,574	263	503	280	550	1,238
Manufacturing, capital goods	957	948	1,201	1,518	1,595	142	310	240	348	797
Manufacturing, consumer goods	1,102	1,420	1,512	1,737	1,863	143	209	294	157	559
Real estate and construction	2,494	2,569	2,358	2,101	2,135	906	708	1,809	1,709	2,121
Agriculture	2,911	3,409	4,085	4,232	4,177	6	8	35	22	—
Oil and gas	3,100	2,197	2,067	1,878	2,784	103	112	128	272	605
Mining	215	147	134	341	507	5	8	25	35	73
Forest products	476	456	346	537	559	58	36	10	89	356
Hardware and software	257	216	290	237	187	57	37	90	215	126
Telecommunications and cable	419	338	305	442	872	119	398	123	323	1,144
Publishing, printing and broadcasting	703	551	285	439	613	12	29	85	213	362
Transportation	633	584	643	828	1,063	489	499	472	506	667
Utilities	277	305	323	331	490	79	86	99	195	1,562
Education, health and social services	1,214	1,276	1,334	1,284	1,280	70	432	62	63	162
Governments	901	691	758	832	836	—	12	11	12	13
General allowance allocated to business and government loans	(260)	(298)	(346)	(315)	(414)	(101)	(159)	(125)	(238)	(333)

Total business and government loans including acceptances	27,639	27,200	27,775	28,760	30,250	4,601	5,201	4,354	5,533	10,870

Total net loans and acceptances	$143,007	$137,921	$133,650	$129,913	$124,311	$4,876	$5,525	$4,896	$6,107	$13,272

(1)	Classification by country is based on domicile of debtor or customer.
   Summary of Allowance for Credit Losses

Unaudited, $ millions,
as at or for the year ended October 31	2006	2005	2004	2003	2002

Balance at beginning of year	$1,638	$1,828	$1,956	$2,289	$2,295
Provision for credit losses	548	706	628	1,143	1,500
Write-offs
Domestic
Residential mortgages	12	7	3	6	6
Student	27	40	77	108	145
Personal and credit card	648	698	662	560	430
Other business and government	156	171	157	295	183
Foreign
Personal and credit card	—	1	12	22	20
Other business and government	23	84	49	321	921

Total write-offs	866	1,001	960	1,312	1,705

Recoveries
Domestic
Student	3	5	18	36	63
Personal and credit card	65	78	88	72	60
Other business and government	14	19	20	12	30
Foreign
Personal and credit card	—	—	—	—	2
Other business and government	36	22	89	62	62

Total recoveries	118	124	215	182	217

Net write-offs	748	877	745	1,130	1,488

Transfer to loans held for sale	—	—	—	(292)	—
Foreign exchange and other adjustments	6	(19)	(11)	(54)	(18)

Balance at end of year	$1,444	$1,638	$1,828	$1,956	$2,289

Comprised of:
Loans	$1,442	$1,636	$1,825	$1,952	$2,288
Letters of credit	2	2	2	1	1
Loans substitute securities	—	—	1	3	—

Ratio of net write-offs during year to average loans outstanding during year	0.53%	0.63%	0.55%	0.83%	1.10%

134	CIBC Annual Accountability Report 2006

Supplementary Annual Financial Information
   Analysis of Net Loans and Acceptances (continued)

			Other(1)							Total

Unaudited, $ millions, as at October 31	2006	2005	2004	2003	2002	2006	2005	2004	2003	2002

Residential mortgages	$3	$—	$—	$—	$—	$81,333	$77,179	$72,553	$69,969	$66,572
Student	—	—	—	—	—	1,284	1,575	2,089	2,600	2,960
Personal	160	169	272	209	192	26,143	26,012	23,700	20,277	19,651
Credit card	—	—	—	—	—	7,046	6,448	8,347	9,090	7,472

Total consumer loans	163	169	272	209	192	115,806	111,214	106,689	101,936	96,655

Non-residential mortgages	—	—	5	9	15	6,840	6,704	5,030	4,524	3,836
Financial institutions	1,570	1,173	1,198	783	866	3,778	3,074	3,647	3,739	4,129
Retail	164	91	38	101	64	2,329	2,349	2,363	2,464	2,527
Business services	281	298	403	448	692	3,821	4,302	4,080	4,564	5,504
Manufacturing, capital goods	177	779	369	142	167	1,276	2,037	1,810	2,008	2,559
Manufacturing, consumer goods	110	47	58	9	109	1,355	1,676	1,864	1,903	2,531
Real estate and construction	23	26	7	18	69	3,423	3,303	4,174	3,828	4,325
Agriculture	—	—	—	1	—	2,917	3,417	4,120	4,255	4,177
Oil and gas	12	27	70	40	96	3,215	2,336	2,265	2,190	3,485
Mining	39	26	66	130	264	259	181	225	506	844
Forest products	98	73	76	86	116	632	565	432	712	1,031
Hardware and software	41	20	28	5	59	355	273	408	457	372
Telecommunications and cable	383	285	309	519	2,247	921	1,021	737	1,284	4,263
Publishing, printing and broadcasting	336	44	26	29	278	1,051	624	396	681	1,253
Transportation	469	289	678	412	734	1,591	1,372	1,793	1,746	2,464
Utilities	152	153	171	304	553	508	544	593	830	2,605
Education, health and social services	60	—	—	—	—	1,344	1,708	1,396	1,347	1,442
Governments	—	—	—	—	18	901	703	769	844	867
General allowance allocated to business and government loans	(45)	(44)	(38)	(192)	(205)	(406)	(501)	(509)	(745)	(952)

Total business and government loans including acceptances	3,870	3,287	3,464	2,844	6,142	36,110	35,688	35,593	37,137	47,262

Total net loans and acceptances	$4,033	$3,456	$3,736	$3,053	$6,334	$151,916	$146,902	$142,282	$139,073	$143,917

(1)	Classification by country is based on domicile of debtor or customer.
   Allowances for Credit Losses as a Percentage of Each Loan Category

	Allowance for credit losses					Allowance as a % of each loan category(1)

Unaudited, $ millions, as at October 31	2006	2005	2004	2003	2002	2006	2005	2004	2003	2002

Domestic
Residential mortgages	$25	$37	$39	$45	$40	0.03%	0.05%	0.05%	0.06%	0.06%
Personal and credit card	827	812	843	714	680	2.37	2.36	2.47	2.24	2.39
Other business and government	432	534	608	585	795	1.98	2.36	2.58	2.42	3.29

Total domestic	1,284	1,383	1,490	1,344	1,515	0.93	1.03	1.14	1.07	1.27

Foreign
Personal and credit card	5	6	21	14	21	1.15	1.22	2.55	1.79	0.92
Other business and government	153	247	314	594	752	1.77	2.83	3.86	6.62	4.23

Total foreign	158	253	335	608	773	1.74	2.74	3.74	6.23	3.79

Total allowance	$1,442	$1,636	$1,825	$1,952	$2,288	0.98%	1.14%	1.31%	1.44%	1.64%

(1)	Percentage is calculated on loan portfolio excluding acceptances.
   Net Loans and Acceptances by Geographic Location(1)

Unaudited, $ millions, as at October 31	2006	2005	2004	2003	2002

Canada
Atlantic provinces	$8,213	$7,934	$8,168	$8,274	$8,018
Quebec	11,376	12,295	11,601	11,601	10,691
Ontario	70,441	68,753	66,293	63,360	60,642
Prairie provinces	5,897	5,981	6,079	6,197	6,117
Alberta, North West Territories and Nunavut	22,813	20,184	19,780	19,225	18,614
British Columbia and Yukon	25,016	23,540	22,581	21,920	20,926
General allowance allocated to Canada	(749)	(766)	(852)	(664)	(697)

Total Canada	143,007	137,921	133,650	129,913	124,311

United States	4,876	5,525	4,896	6,107	13,272

Other countries	4,033	3,456	3,736	3,053	6,334

Total net loans and acceptances	$151,916	$146,902	$142,282	$139,073	$143,917

(1)	Classification by country is based on domicile of debtor or customer.

CIBC Annual Accountability Report 2006	135

Supplementary Annual Financial Information
   Impaired Loans before General Allowances

	Canada(1)					U.S.(1)

Unaudited, $ millions, as at October 31	2006	2005	2004	2003	2002	2006	2005	2004	2003	2002

Gross impaired loans
Residential mortgages	$118	$141	$120	$177	$172	$—	$—	$—	$—	$—
Student	49	71	90	86	123	—	—	—	—	—
Personal	219	221	176	137	114	—	—	—	1	2

Total gross impaired consumer loans	386	433	386	400	409	—	—	—	1	2

Non-residential mortgages	4	6	10	28	28	—	—	—	—	—
Financial institutions	2	6	4	5	7	—	8	12	23	45
Service and retail industries	90	113	130	219	253	8	39	53	13	30
Manufacturing, consumer and capital goods	37	93	70	82	54	2	6	4	35	55
Real estate and construction	14	17	28	54	51	—	—	—	—	24
Agriculture	60	150	155	73	35	—	—	—	—	—
Resource-based industries	2	5	10	11	17	—	2	2	16	93
Telecommunications, media and technology	7	13	9	6	87	2	2	2	27	372
Transportation	5	12	9	34	236	—	—	1	1	32
Utilities	—	—	—	1	8	—	—	—	7	80
Other	6	6	7	6	9	—	—	1	2	4

Total gross impaired — business and government loans	227	421	432	519	785	12	57	75	124	735

Total gross impaired loans	613	854	818	919	1,194	12	57	75	125	737
Other past due loans(2)	45	54	54	64	38	—	—	1	—	—

Total gross impaired and other past due loans	$658	$908	$872	$983	$1,232	$12	$57	$76	$125	$737

Allowance for credit losses
Residential mortgages	$13	$18	$17	$18	$21	$—	$—	$—	$—	$—
Student	22	36	71	166	237	—	—	—	—	—
Credit card	105	101	122	126	99	—	—	11	8	—
Personal	223	226	166	100	80	—	—	—	—	6

Total allowance — consumer loans(3)	363	381	376	410	437	—	—	11	8	6

Non-residential mortgages	1	3	6	16	14	—	—	—	—	—
Financial institutions	2	6	4	4	5	—	6	7	16	26
Service and retail industries	74	78	86	113	117	3	21	25	8	2
Manufacturing, consumer and capital goods	33	51	40	38	45	1	3	4	18	8
Real estate and construction	9	9	14	24	30	—	—	—	—	1
Agriculture	36	68	85	38	13	—	—	—	—	—
Resource-based industries	2	3	8	10	15	—	—	1	2	8
Telecommunications, media and technology	6	6	8	3	52	—	—	—	3	33
Transportation	5	8	7	23	76	—	—	1	1	1
Utilities	—	—	—	—	8	—	—	—	1	49
Other	4	4	5	4	6	—	—	—	—	—

Total allowance — business and government loans	172	236	263	273	381	4	30	38	49	128

Total allowance	$535	$617	$639	$683	$818	$4	$30	$49	$57	$134

Net impaired loans
Residential mortgages	$105	$123	$103	$159	$151	$—	$—	$—	$—	$—
Student	27	35	19	(80)	(114)	—	—	—	—	—
Credit card	(105)	(101)	(122)	(126)	(99)	—	—	(11)	(8)	—
Personal	(4)	(5)	10	37	34	—	—	—	1	(4)

Total net impaired consumer loans(3)	23	52	10	(10)	(28)	—	—	(11)	(7)	(4)

Non-residential mortgages	3	3	4	12	14	—	—	—	—	—
Financial institutions	—	—	—	1	2	—	2	5	7	19
Service and retail industries	16	35	44	106	136	5	18	28	5	28
Manufacturing, consumer and capital goods	4	42	30	44	9	1	3	—	17	47
Real estate and construction	5	8	14	30	21	—	—	—	—	23
Agriculture	24	82	70	35	22	—	—	—	—	—
Resource-based industries	—	2	2	1	2	—	2	1	14	85
Telecommunications, media and technology	1	7	1	3	35	2	2	2	24	339
Transportation	—	4	2	11	160	—	—	—	—	31
Utilities	—	—	—	1	—	—	—	—	6	31
Other	2	2	2	2	3	—	—	1	2	4

Total net impaired — business and government loans	55	185	169	246	404	8	27	37	75	607

Total net impaired loans	$78	$237	$179	$236	$376	$8	$27	$26	$68	$603

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Other past due loans, which have not been classified as impaired, are described in Note 4 to the consolidated financial statements.

(3)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances in arrears and to balances outstanding; this may result in negative net impaired loans.

136	CIBC Annual Accountability Report 2006

Supplementary Annual Financial Information
     Impaired Loans before General Allowances (continued)

	Other(1)					Total

Unaudited, $ millions, as at October 31	2006	2005	2004	2003	2002	2006	2005	2004	2003	2002

Gross impaired loans
Residential mortgages	$—	$—	$—	$—	$—	$118	$141	$120	$177	$172
Student	—	—	—	—	—	49	71	90	86	123
Personal	—	—	—	—	—	219	221	176	138	116

Total gross impaired consumer loans	—	—	—	—	—	386	433	386	401	411

Non-residential mortgages	—	—	—	—	—	4	6	10	28	28
Financial institutions	—	23	113	1	3	2	37	129	29	55
Service and retail industries	3	11	73	225	—	101	163	256	457	283
Manufacturing, consumer and capital goods	2	3	—	—	—	41	102	74	117	109
Real estate and construction	—	—	—	3	9	14	17	28	57	84
Agriculture	—	1	2	2	3	60	151	157	75	38
Resource-based industries	—	—	—	28	34	2	7	12	55	144
Telecommunications, media and technology	—	—	22	25	274	9	15	33	58	733
Transportation	—	—	—	—	—	5	12	10	35	268
Utilities	—	—	6	48	21	—	—	6	56	109
Other	—	—	—	—	—	6	6	8	8	13

Total gross impaired – business and government loans	5	38	216	332	344	244	516	723	975	1,864

Total gross impaired loans	5	38	216	332	344	630	949	1,109	1,376	2,275
Other past due loans(2)	—	—	—	—	—	45	54	55	64	38

Total gross impaired and other past due loans	$5	$38	$216	$332	$344	$675	$1,003	$1,164	$1,440	$2,313

Allowance for credit losses
Residential mortgages	$—	$—	$—	$—	$—	$13	$18	$17	$18	$21
Student	—	—	—	—	—	22	36	71	166	237
Credit card	—	—	—	—	—	105	101	133	134	99
Personal	—	—	—	—	—	223	226	166	100	86

Total allowance – consumer loans(3)	—	—	—	—	—	363	381	387	418	443

Non-residential mortgages	—	—	—	—	—	1	3	6	16	14
Financial institutions	—	3	56	1	2	2	15	67	21	33
Service and retail industries	3	9	42	79	—	80	108	153	200	119
Manufacturing, consumer and capital goods	—	1	—	—	—	34	55	44	56	53
Real estate and construction	—	—	—	3	9	9	9	14	27	40
Agriculture	—	1	2	2	3	36	69	87	40	16
Resource-based industries	—	—	—	15	18	2	3	9	27	41
Telecommunications, media and technology	—	—	9	11	38	6	6	17	17	123
Transportation	—	—	—	—	—	5	8	8	24	77
Utilities	—	—	4	4	16	—	—	4	5	73
Other	—	—	—	—	—	4	4	5	4	6

Total allowance – business and government loans	3	14	113	115	86	179	280	414	437	595

Total allowance	$3	$14	$113	$115	$86	$542	$661	$801	$855	$1,038

Net impaired loans
Residential mortgages	$—	$—	$—	$—	$—	$105	$123	$103	$159	$151
Student	—	—	—	—	—	27	35	19	(80)	(114)
Credit card	—	—	—	—	—	(105)	(101)	(133)	(134)	(99)
Personal	—	—	—	—	—	(4)	(5)	10	38	30

Total net impaired consumer loans(3)	—	—	—	—	—	23	52	(1)	(17)	(32)

Non-residential mortgages	—	—	—	—	—	3	3	4	12	14
Financial institutions	—	20	57	—	1	—	22	62	8	22
Service and retail industries	—	2	31	146	—	21	55	103	257	164
Manufacturing, consumer and capital goods	2	2	—	—	—	7	47	30	61	56
Real estate and construction	—	—	—	—	—	5	8	14	30	44
Agriculture	—	—	—	—	—	24	82	70	35	22
Resource-based industries	—	—	—	13	16	—	4	3	28	103
Telecommunications, media and technology	—	—	13	14	236	3	9	16	41	610
Transportation	—	—	—	—	—	—	4	2	11	191
Utilities	—	—	2	44	5	—	—	2	51	36
Other	—	—	—	—	—	2	2	3	4	7

Total net impaired – business and government loans	2	24	103	217	258	65	236	309	538	1,269

Total net impaired loans	$2	$24	$103	$217	$258	$88	$288	$308	$521	$1,237

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Other past due loans, which have not been classified as impaired, are described in Note 4 to the consolidated financial statements.

(3)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances in arrears and to balances outstanding; this may result in negative net impaired loans.

CIBC Annual Accountability Report 2006	137

Supplementary Annual Financial Information
     Deposits

	Average balance					Interest					Rate

Unaudited, $ millions, for the year ended October 31	2006	2005	(1)	2004	(1)	2006	2005	(1)	2004	(1)	2006	2005 (1)	2004 (1)

Deposits in domestic bank offices(2)
Payable on demand
Personal	$5,112	$4,969		$5,422		$7	$6		$39		0.14%	0.12%	0.72%
Business and government	19,235	17,788		16,726		322	167		117		1.67	0.94	0.70
Bank	901	833		559		10	5		3		1.11	0.60	0.54
Payable after notice
Personal	31,906	31,300		28,284		305	203		160		0.96	0.65	0.57
Business and government	6,539	6,371		6,008		188	118		95		2.88	1.85	1.58
Bank	1	3		1		—	—		—		—	—	—
Payable on a fixed date
Personal	39,953	38,939		36,424		1,292	1,107		1,065		3.23	2.84	2.92
Business and government	42,473	42,825		37,466		1,637	1,221		942		3.85	2.85	2.51
Bank	538	558		570		23	15		8		4.28	2.69	1.40

Total domestic	146,658	143,586		131,460		3,784	2,842		2,429		2.58	1.98	1.85

Deposits in foreign bank offices
Payable on demand
Personal	40	73		131		—	—		—		—	—	—
Business and government	420	326		354		4	6		2		0.95	1.84	0.56
Bank	32	28		61		1	1		1		3.13	3.57	1.64
Payable after notice
Personal	50	92		91		2	2		1		4.00	2.17	1.10
Business and government	30	43		46		—	—		—		—	—	—
Bank	4	17		77		—	—		1		—	—	1.30
Payable on a fixed date
Personal	461	458		876		26	14		15		5.64	3.06	1.71
Business and government	39,056	40,248		48,412		1,867	1,223		760		4.78	3.04	1.57
Bank	10,528	9,604		9,967		421	258		182		4.00	2.69	1.83

Total foreign	50,621	50,889		60,015		2,321	1,504		962		4.59	2.96	1.60

Total deposits	$197,279	$194,475		$191,475		$6,105	$4,346		$3,391		3.09%	2.23%	1.77%

(1)	Certain prior year financial information has been reclassified to conform with the presentation adopted in 2006.

(2)	Deposits by foreign depositors in our domestic bank offices amounted to $3.8 billion (2005: $3.8 billion; 2004: $3.6 billion).
     Short-term Borrowings

Unaudited, $ millions, as at or for the year ended October 31	2006	2005	2004

Amounts outstanding at end of year
Obligations related to securities sold short	$13,788	$14,883	$12,220
Obligations related to securities lent or sold under repurchase agreements	30,433	14,325	16,790

Total short-term borrowings	$44,221	$29,208	$29,010

Obligations related to securities sold short
Average balance	$15,379	$15,786	$13,292
Maximum month-end balance	17,996	16,230	15,507
Average interest rate	3.52%	2.96%	2.80%
Obligations related to securities lent or sold under repurchase agreements
Average balance	22,626	17,424	18,513
Maximum month-end balance	30,433	24,381	23,571
Average interest rate	7.37%	5.81%	2.45%

     Fees Paid to the Shareholders’ Auditors

Unaudited, $ millions, for the year ended October 31	2006	2005	2004

Audit fees(1)	$13.9	$16.1	$16.1
Audit related fees(2)	4.3	1.5	1.6
Tax fees(3)	0.4	0.4	0.2
All other fees(4)	—	—	3.8

Total	$18.6	$18.0	$21.7

(1)	For the audit of CIBC’s annual financial statement and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also includes the audit of internal control over financial reporting under standards of the Public Company Accounting Oversight Board (United States).

(2)	For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.

(3)	For tax compliance services.

(4)	For products and services other than the fees reported in (1) to (3), including fees paid for a Board of Directors’ reporting project.

138	CIBC Annual Accountability Report 2006

Quarterly Review
     Condensed Consolidated Statement of Operations

		2006				2005
	Unaudited, $ millions, for the quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

	Net interest income	$1,130	$1,121	$1,036	$1,148	$1,172	$1,219	$1,224	$1,322
	Non-interest income	1,757	1,709	1,730	1,701	2,251	1,932	1,596	1,757

	Total revenue	2,887	2,830	2,766	2,849	3,423	3,151	2,820	3,079
	Provision for credit losses	92	152	138	166	170	199	159	178
	Non-interest expenses	1,889	1,887	1,825	1,868	2,057	4,850	2,032	1,901

	Income (loss) before income taxes and non-controlling interests	906	791	803	815	1,196	(1,898)	629	1,000
	Income taxes	87	125	190	238	436	(106)	176	283
	Non-controlling interests	—	4	28	(3)	32	115	13	10

	Net income (loss)	819	662	585	580	728	(1,907)	440	707
	Dividends on preferred shares	33	33	33	33	33	36	28	28

	Net income (loss) applicable to common shares	$786	$629	$552	$547	$695	$(1,943)	$412	$679

Condensed Consolidated Balance Sheet

		2006				2005			(1)
	Unaudited, $ millions, as at quarter end	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Assets
	Cash and deposits with banks	$11,853	$11,529	$11,901	$10,298	$11,852	$13,793	$12,102	$12,219
	Securities	83,498	81,634	78,394	78,955	67,764	72,945	74,096	69,868
	Securities borrowed or purchased under resale agreements	25,432	21,640	21,722	21,699	18,514	20,575	20,393	21,424
Loans	Residential mortgages	81,358	78,868	77,734	76,663	77,216	76,881	74,520	73,464
	Personal and credit card	35,305	35,085	34,415	34,162	34,853	35,667	35,141	35,343
	Business and government	30,404	29,767	28,984	30,031	31,350	31,306	31,367	31,969
	Allowance for credit losses	(1,442)	(1,580)	(1,602)	(1,620)	(1,636)	(1,713)	(1,732)	(1,796)
	Derivative instruments market valuation	17,122	17,397	18,588	19,378	20,309	21,539	21,752	22,843
	Customers’ liability under acceptances	6,291	7,084	6,295	5,543	5,119	5,216	5,428	4,651
	Other assets	14,163	13,566	14,290	13,797	15,029	16,645	14,643	15,198

		$303,984	$294,990	$290,721	$288,906	$280,370	$292,854	$287,710	$285,183

	Liabilities and shareholders’ equity
Deposits	Personal	$81,829	$79,488	$78,275	$76,584	$75,973	$75,903	$75,109	$74,069
	Business and government	107,468	107,361	102,533	105,878	106,226	110,730	110,744	109,001
	Bank	13,594	13,166	12,695	11,204	10,535	10,510	10,631	10,231
	Derivative instruments market valuation	17,330	17,245	18,691	20,070	20,128	22,150	21,553	22,392
	Acceptances	6,297	7,084	6,295	5,543	5,119	5,216	5,431	4,651
	Obligations related to securities lent or sold short or under repurchase agreements	44,221	39,028	39,678	39,170	29,208	33,120	30,645	31,944
	Other liabilities	14,716	13,397	14,302	13,327	16,002	19,007	14,770	14,506
	Subordinated indebtedness	5,595	5,850	5,862	4,825	5,102	3,853	3,915	3,904
	Preferred share liabilities	600	600	600	600	600	1,045	1,052	1,048
	Non-controlling interests	12	13	480	669	746	1,094	1,000	1,034
	Shareholders’ equity	12,322	11,758	11,310	11,036	10,731	10,226	12,860	12,403

		$303,984	$294,990	$290,721	$288,906	$280,370	$292,854	$287,710	$285,183

Select Financial Measures

		2006				2005
	Unaudited, as at or for the quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

	Return on equity	32.5%	27.2%	25.7%	25.6%	34.2%	(75.1)%	16.2%	25.7%
	Return on average assets	1.08	0.90	0.83	0.81	1.01	(2.59)	0.63	0.97
	Average common shareholders’ equity ($ millions)	$9,601	$9,167	$8,803	$8,484	$8,045	$10,262	$10,425	$10,503
	Average assets ($ millions)	$299,513	$291,395	$288,428	$285,679	$287,119	$292,136	$287,802	$288,288
	Average assets to average common equity	31.2	31.8	32.8	33.7	35.7	28.5	27.6	27.4
	Tier 1 capital ratio	10.4%	9.6%	9.2%	9.0%	8.5%	7.5%	10.7%	10.5%
	Total capital ratio	14.5%	14.0%	13.7%	13.1%	12.7%	10.5%	13.4%	13.1%
	Net interest margin	1.50%	1.53%	1.47%	1.59%	1.62%	1.66%	1.74%	1.82%
	Efficiency ratio	65.4%	66.7%	66.0%	65.6%	60.1%	153.9%	72.1%	61.7%

Common Share Information

		2006				2005
	Unaudited, as at or for the quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

	Average shares outstanding (thousands)	335,522	335,513	335,147	334,357	333,876	336,486	340,461	346,269
Per share	– basic earnings (loss)	$2.34	$1.88	$1.65	$1.64	$2.08	$(5.77)	$1.21	$1.96
	– diluted earnings (loss)(2)	2.32	1.86	1.63	1.62	2.06	(5.77)	1.20	1.94
	– dividends	0.70	0.70	0.68	0.68	0.68	0.68	0.65	0.65
	– book value(3)	29.59	27.96	26.61	25.85	25.00	23.51	30.95	30.62
Share price(4)	– high	87.87	83.63	86.00	81.00	80.64	80.80	74.75	73.70
	– low	77.95	73.94	77.95	72.90	68.82	72.15	68.36	67.95
	– close	87.60	77.25	82.75	79.90	72.20	80.01	74.75	68.45
	Price to earnings multiple (12-month trailing)(5)	11.8	10.8	n/m	n/m	n/m	n/m	12.9	11.5
	Dividend payout ratio	29.9%	37.3%	41.4%	41.6%	32.7%	>100%	53.6%	33.2%

(1)	Certain prior period financial information has been reclassified to conform with the presentation adopted in 2006.

(2)	In case of loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.

(3)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of quarter.

(4)	The high and low price during the period, and closing price on the last trading day of the period, on the TSX.

(5)	Prior period information has been restated to conform with the presentation adopted in 2006.

n/m – not meaningful due to the net loss.

CIBC Annual Accountability Report 2006	139

Ten-Year Statistical Review
     Condensed Consolidated Statement of Operations

Unaudited, $ millions,
for the year ended October 31	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997

Net interest income	$4,435	$4,937	$5,258	$5,517	$5,389	$4,445	$4,154	$4,313	$4,227	$4,427
Non-interest income	6,897	7,536	6,517	5,946	5,541	6,613	7,797	5,728	4,804	3,980

Total revenue	11,332	12,473	11,775	11,463	10,930	11,058	11,951	10,041	9,031	8,407
Provision for credit losses	548	706	628	1,143	1,500	1,100	1,220	750	480	610
Non-interest expenses	7,469	10,840	8,251	8,128	9,129	8,226	8,096	7,998	7,125	5,372

Income before income taxes and non-controlling interests	3,315	927	2,896	2,192	301	1,732	2,635	1,293	1,426	2,425
Income taxes	640	789	790	239	(279)	92	641	320	460	937
Non-controlling interests	29	170	15	3	38	58	62	39	20	27

Net income (loss)	2,646	(32)	2,091	1,950	542	1,582	1,932	934	946	1,461
Dividends on preferred shares	132	125	100	75	50	17	17	17	16	8

Net income (loss) applicable to common shares	$2,514	$(157)	$1,991	$1,875	$492	$1,565	$1,915	$917	$930	$1,453

Condensed Consolidated Balance Sheet

Unaudited, $ millions, as at October 31	2006	2005 (1)	2004 (1)	2003 (1)	2002 (1)	2001	2000	1999	1998	1997

Assets
Cash and deposits with banks	$11,853	$11,852	$12,203	$10,454	$9,512	$11,350	$10,679	$12,527	$10,795	$7,931
Securities	83,498	67,764	67,316	69,628	64,273	74,794	69,242	59,492	60,970	45,252
Securities borrowed or purchased under resale agreements	25,432	18,514	18,165	19,829	16,020	24,079	20,461	19,158	36,293	37,629
Loans
Residential mortgages	81,358	77,216	72,592	70,014	66,612	58,751	51,921	46,637	43,199	40,039
Personal and credit card	35,305	34,853	35,000	32,695	30,784	28,411	27,939	24,751	24,563	22,305
Business and government	30,404	31,350	31,737	33,177	41,961	46,693	47,567	47,552	49,811	47,107
Allowance for credit losses	(1,442)	(1,636)	(1,825)	(1,952)	(2,288)	(2,294)	(2,236)	(1,748)	(1,609)	(1,591)
Derivative instruments market valuation	17,122	20,309	23,710	22,796	24,717	25,723	23,847	24,449	37,157	21,977
Customers’ liability under acceptances	6,291	5,119	4,778	5,139	6,848	8,100	9,088	9,296	10,995	10,375
Other assets	14,163	15,029	15,088	15,367	14,854	11,867	9,194	8,217	9,256	6,965

	$303,984	$280,370	$278,764	$277,147	$273,293	$287,474	$267,702	$250,331	$281,430	$237,989

Liabilities and shareholders’ equity
Deposits
Personal	$81,829	$75,973	$73,392	$70,085	$68,297	$66,826	$63,109	$60,878	$59,993	$59,188
Business and government	107,468	106,226	105,362	105,885	117,664	114,270	103,141	85,940	84,862	60,272
Bank	13,594	10,535	11,823	12,160	10,669	13,256	13,382	13,223	15,020	19,438
Derivative instruments market valuation	17,330	20,128	23,990	21,945	24,794	26,395	24,374	25,097	36,245	21,376
Acceptances	6,297	5,119	4,778	5,147	6,878	8,100	9,088	9,296	10,995	10,375
Obligations related to securities lent or sold short or under repurchase agreements	44,221	29,208	29,010	30,952	18,051	32,616	28,191	29,203	48,659	43,932
Other liabilities	14,716	16,002	13,258	13,976	10,869	9,863	10,382	10,888	9,576	8,141
Subordinated indebtedness	5,595	5,102	3,889	3,197	3,627	3,999	4,418	4,544	4,714	4,894
Preferred share liabilities	600	600	1,043	1,707	1,988	1,999	1,576	1,633	1,661	1,518
Non-controlling interests	12	746	39	22	111	249	248	204	230	126
Shareholders’ equity	12,322	10,731	12,180	12,071	10,345	9,901	9,793	9,425	9,475	8,729

	$303,984	$280,370	$278,764	$277,147	$273,293	$287,474	$267,702	$250,331	$281,430	$237,989

Select Financial Measures

Unaudited, as at or
for the year ended October 31	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997

Return on equity	27.9%	(1.6)%	18.7%	19.2%	5.1%	16.1%	20.5%	9.8%	10.3%	17.7%
Return on average assets	0.91	(0.01)	0.74	0.68	0.19	0.57	0.73	0.34	0.34	0.62
Average common shareholders’ equity ($ millions)	$9,016	$9,804	$10,633	$9,764	$9,566	$9,739	$9,420	$9,323	$9,100	$8,195
Average assets ($ millions)	$291,277	$288,845	$280,810	$284,739	$292,510	$278,798	$263,119	$271,844	$278,823	$236,025
Average assets to average common equity	32.3	29.5	26.4	29.2	30.6	28.6	27.9	29.2	30.6	28.8
Tier 1 capital ratio	10.4%	8.5%	10.5%	10.8%	8.7%	9.0%	8.7%	8.3%	7.7%	7.0%
Total capital ratio	14.5%	12.7%	12.8%	13.0%	11.3%	12.0%	12.1%	11.5%	10.8%	9.8%
Net interest margin	1.52%	1.71%	1.87%	1.94%	1.84%	1.59%	1.58%	1.59%	1.52%	1.88%
Efficiency ratio	65.9%	86.9%	70.1%	70.9%	83.5%	74.4%	67.7%	79.7%	78.9%	63.9%

(1)	Certain prior year financial information has been reclassified to conform with the presentation adopted in 2006.

140	CIBC Annual Accountability Report 2006

Ten-Year Statistical Review
     Condensed Consolidated Statement of Changes in Shareholders’ Equity

Unaudited, $ millions,
for the year ended October 31		2006	2005	2004	2003	2002		2001		2000	1999	1998	1997

Balance at beginning of year		$10,731	$12,180	$12,071	$10,345	$9,901		$9,793		$9,425	$9,475	$8,729	$7,887
Adjustment for change in accounting policy		—	10 (1)	6 (2)	—	(42	)(3)	(140	)(4)	—	—	—	—
Premium on repurchase of common shares		—	(1,035)	(1,084)	—	(269)		(736)		(873)	(397)	—	—
Changes in share capital	Preferred	—	598	133	550	800		—		—	—	300	(217)
	Common	93	(17)	19	108	15		(41)		(167)	(93)	23	50
Changes in contributed surplus		12	(1)	9	24	26		—		—	—	—	—
Changes in foreign currency translation adjustments		(115)	49	(196)	(222)	2		38		8	(4)	1	10
Net income (loss)		2,646	(32)	2,091	1,950	542		1,582		1,932	934	946	1,461
Dividends	Preferred	(132)	(125)	(100)	(75)	(50)		(17)		(17)	(17)	(16)	(8)
	Common	(924)	(902)	(781)	(591)	(577)		(536)		(501)	(492)	(498)	(434)
Other		11	6	12	(18)	(3)		(42)		(14)	19	(10)	(20)

Balance at end of year		$12,322	$10,731	$12,180	$12,071	$10,345		$9,901		$9,793	$9,425	$9,475	$8,729

(1)	Represents the effect of implementing the CICA AcG-15, “Consolidation of Variable Interest Entities,” which provides a framework for identifying a VIE and requires a primary beneficiary to consolidate a VIE.

(2)	Represents the effect of implementing the CICA AcG-17, “Equity-Linked Deposit Contracts,” which introduced the requirements to bifurcate the equity-linked contracts and measure the derivative at fair value.

(3)	Represents the effect of implementing the CICA handbook section 3870, “Stock-based Compensation and Other Stock-based Payments,” which introduced the requirement to account for SARs based on quoted market price on an ongoing basis. Additionally, CIBC adopted the fair value-based method to account for stock transactions with employees and non-officer directors, as encouraged by section 3870.

(4)	Represents the effect of implementing the CICA handbook section 3461, “Employee Future Benefits,” which introduced the requirement to accrue the cost of post-retirement and post-employment benefits during the years employees provide services to CIBC.
     Common Share Information

Unaudited, as at or
for the year ended October 31		2006	2005	2004	2003	2002	2001	2000	1999	1998	1997

Average number outstanding (thousands)		335,135	339,263	355,735	360,048	360,553	372,305	388,951	409,789	415,030	413,545
Per share	– basic earnings (loss)	$7.50	$(0.46)	$5.60	$5.21	$1.37	$4.19	$4.95	$2.23	$2.24	$3.51
	– diluted earnings (loss)(1)	7.43	(0.46)	5.53	5.18	1.35	4.13	4.90	2.21	2.22	3.49
	– dividends	2.76	2.66	2.20	1.64	1.60	1.44	1.29	1.20	1.20	1.05
	– book value(2)	29.59	25.00	29.92	28.78	25.75	26.44	25.17	22.68	22.08	21.07
Share price (3)	– high	87.87	80.80	73.90	60.95	57.70	57.00	50.50	42.60	59.80	41.75
	– low	72.90	67.95	59.35	39.50	34.26	43.20	30.50	28.00	24.40	26.55
	– close	87.60	72.20	73.90	59.21	38.75	48.82	48.40	31.70	30.65	41.20
Price to earnings multiple(4) (12-month trailing)		11.8	n/m	13.4	11.4	28.7	11.8	9.9	14.3	13.8	11.8
Dividend payout ratio		36.8%	n/m	39.2%	31.5%	117.2%	34.2%	26.2%	53.6%	53.5%	29.9%

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.

(2)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of year.

(3)	The high and low price during the year, and closing price on the last trading day of the year, on the TSX.

(4)	Prior year information has been restated to conform with the presentation adopted in 2006.

n/m – not meaningful due to the net loss in the year.
     Dividends on Preferred Shares(1)

Unaudited, for the year ended October 31		2006	2005	2004	2003	2002	2001	2000	1999	1998	1997

Class A	Series 4	$—	$—	$—	$—	$—	$—	$—	$—	$—	$3.4106
	Series 5	—	—	—	—	—	—	—	—	—	0.8240
	Series 9	—	—	—	—	—	—	—	—	1.1375	2.2750
	Series 12	—	—	—	—	—	—	2.4100	2.4267	2.4097	2.2462
	Series 13	—	—	—	—	—	—	1.7500	1.7500	1.7500	1.7500
	Series 14	—	—	—	1.1156	1.4875	1.4875	1.4875	1.4875	1.4875	1.4870
	Series 15	—	—	1.0709	1.4125	1.4125	1.4125	1.4125	1.4125	1.4125	1.4110
	Series 16	—	—	1.8456	2.0025	2.2244	2.1724	2.0948	2.1093	2.0946	1.1367
	Series 17	—	—	1.3551	1.3625	1.3625	1.3625	1.3625	1.3625	1.3625	0.7880
	Series 18	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3628	—
	Series 19	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375	0.7404	—
	Series 20	—	1.5780	1.6908	1.8253	2.0276	1.9801	1.9095	1.9227	1.1703	—
	Series 21	—	1.5095	1.5000	1.5000	1.5000	1.5000	1.1372	—	—	—
	Series 22	—	1.9518	2.0520	2.2152	2.4606	2.4031	1.7713	—	—	—
	Series 23	1.3250	1.3250	1.3250	1.3250	1.3250	0.9938	—	—	—	—
	Series 24	1.5000	1.5000	1.5000	1.5000	1.2962	—	—	—	—	—
	Sereis 25	1.5000	1.5000	1.5000	1.5000	0.8048	—	—	—	—	—
	Series 26	1.4375	1.4375	1.4375	1.0859	—	—	—	—	—	—
	Series 27	1.4000	1.4000	1.5484	—	—	—	—	—	—	—
	Series 28	0.0800	0.0799	0.1996	—	—	—	—	—	—	—
	Series 29	1.3500	1.3500	—	—	—	—	—	—	—	—
	Series 30	1.2000	1.1938	—	—	—	—	—	—	—	—

(1)	The dividends are adjusted for the number of days during the year that the share is outstanding at the time of issuance and redemption.

CIBC Annual Accountability Report 2006	141

Governance
One of the cornerstones for CIBC’s long-term success rests on our commitment to a strong set of governance principles and an implementation framework. This framework has evolved under the strategic oversight of an experienced Board of Directors committed to leadership in corporate governance. Together with the management team, the Board has set the tone for a corporate culture that fosters openness, accountability and transparency.

30	CIBC Annual Accountability Report 2006

Governance
Sustaining our governance practices
Long-term success requires effective governance. The Board of Directors and management of CIBC are committed to excellence in governance. Each year, we continue to strive for improvements in our governance structure and processes.
     In 2006, CIBC’s Board made excellent progress in strengthening its governance practices.
     To enhance accountability at the Board level, CIBC adopted a director voting policy that requires majority voting for the election of a director. Under the terms of the Director Tenure Policy, any director who does not receive majority support in an uncontested election is required to submit his or her resignation to the Board’s Corporate Governance Committee.
     At the management level, we continue to achieve compliance with the requirements of section 404 of the U.S. Sarbanes-Oxley Act (SOX 404). In 2006, for a third consecutive year, we met the SOX 404 reporting requirements set by the U.S. Securities and Exchange Commission.
     CIBC was recognized in 2006 by the Canadian Coalition for Good Governance (CCGG) for exemplary disclosure and demonstrating best practices in shareholder communications. In particular, the CCGG cited CIBC’s disclosure about our director selection process and director orientation and continuing education programs.
     CIBC continues to participate in industry discussions on new guidelines and recommendations related to the disclosure of executive and director compensation and is committed to being a leader in this regard.
Working with senior management
The Board has the duty to supervise the management of the business and affairs of CIBC and pursue CIBC’s best interest.
     The Board is fully focused on strategic oversight and operational discussions with management.
     Regular and candid interaction between the Board and management strengthens governance and supports the long-term interests of CIBC. Directors work with management to obtain and review the information necessary for the Board to provide strategic direction. Management regularly reviews the form and content of information being provided to the Board and considers the Board’s feedback in enhancing management’s reporting to the Board.
Facilitating independent assessment and oversight
The Board continues to recognize the importance of maintaining its independence. The Board of Directors Independence Standards are available at www.cibc.com and reflect independence standards derived from the Affiliated Persons regulations under the Bank Act and the corporate governance rules and guidelines of the New York Stock Exchange (NYSE) and the Canadian Securities Administrators. Under these standards, 16 of CIBC’s 18 directors are considered to be independent.
Complying with industry governance standards
The practices and procedures of CIBC’s management and the Board foster compliance with legal and regulatory governance rules and industry best practices. NYSE governance rules require that we disclose any significant differences between our governance practices and the NYSE governance rules. For the approval of equity compensation plans, there is a significant difference. Unlike the NYSE rules, there is no requirement in Canada for shareholder approval of compensation arrangements involving share purchases in the open market at fair value. CIBC complies with the Toronto Stock Exchange rules to obtain shareholder approval of share compensation arrangements that involve a new issue of shares.
Committed to transparent and timely reporting
The directors and management of CIBC are committed to promoting consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about CIBC. The CIBC Disclosure Policy sets standards for coordinating disclosure of material information about CIBC to the market. The policy is available at www.cibc.com and provides further details regarding communications with investors, analysts and media, as well as our process for earnings announcements.
Governance framework and committee structure
CIBC’s governance framework guides the Board and management in fulfilling their obligations to CIBC and its stakeholders.
     CIBC’s Statement of Corporate Governance Practices, available at www.cibc.com, describes this comprehensive framework, details the Board’s responsibilities and describes Board policy on director qualifications, nomination, tenure and independence. CIBC’s governance framework is built upon a qualified Board of Directors with diverse backgrounds and skills; a constructive relationship between the Board and management and a robust set of governance and control policies and procedures.

CIBC Annual Accountability Report 2006	31

Board of directors
Brent S. Belzberg (2005) President and Chief Executive Officer,
Torquest Partners Inc.
(Toronto, Ontario, Canada)
Jalynn H. Bennett C.M. (1994)
President,
Jalynn H. Bennett and Associates Ltd.
(Toronto, Ontario, Canada)
Gary F. Colter (2003)
President,
CRS Inc.
(Toronto, Ontario, Canada)
William L. Duke (1991)
President,
Annandale Farms Inc.
(Kenosee Lake, Saskatchewan, Canada)
Ivan E.H. Duvar (1989)
President and Chief Executive Officer,
MIJAC Inc.
(Amherst, Nova Scotia, Canada)
William A. Etherington (1994)
Chairman of the Board,
CIBC
(Toronto, Ontario, Canada)
Margot A. Franssen O.C. (1992)
President and Chief Executive Officer,
Bibelot Inc.
(Toronto, Ontario, Canada)
Hon. Gordon D. Giffin (2001)
Senior Partner,
McKenna Long & Aldridge LLP
(Atlanta, Georgia, U.S.A.)
Hon. James A. Grant P.C., C.M.,
Q.C. (1991)
Chair Emeritus,
Stikeman Elliott LLP
(Montreal, Quebec, Canada)
Linda S. Hasenfratz (2004)
Chief Executive Officer,
Linamar Corporation
(Guelph, Ontario, Canada)
Pat M. Hayles (1993)
President,
PDA Inc.
(Toronto, Ontario, Canada)
John S. Lacey (2004)
Chairman, Advisory Board
Tricap Restructuring Fund
(Toronto, Ontario, Canada)
Hon. John P. Manley P.C. (2005)
Senior Counsel,
McCarthy Tétrault LLP
(Ottawa, Ontario, Canada)
Gerald T. McCaughey (2005)
President and Chief Executive Officer,
CIBC
(Toronto, Ontario, Canada)
Charles Sirois C.M., O.Q. (1997)
Chairman and Chief Executive Officer,
Telesystem Ltd.
(Montreal, Quebec, Canada)
Stephen G. Snyder (2000)
President and Chief Executive Officer,
TransAlta Corporation
(Calgary, Alberta, Canada)
Cynthia M. Trudell (2005)
Company Director
(Knoxville, Tennessee, U.S.A.)
Ronald W. Tysoe (2004)
Senior Advisor,
Perella Weinberg Partners LP
(New York, New York, U.S.A.)
Senior executive team
McCaughey, G.T. (Gerry)
President and Chief Executive Officer
CIBC
Baxendale, S.A. (Sonia)
Senior Executive Vice-President
CIBC Retail Markets
Capatides, M.G. (Michael)
Executive Vice-President
and General Counsel
Legal and Regulatory Compliance
Lalonde, R.A. (Ron)
Senior Executive Vice-President
Administration, Technology
and Operations
McGirr, S.R. (Steven)
Senior Executive Vice-President
and Chief Risk Officer
Treasury and Risk Management
Shaw, B.G. (Brian)
Senior Executive Vice-President CIBC and
Chairman and Chief Executive Officer
CIBC World Markets
Venn, R.E. (Richard)
Senior Executive Vice-President
Corporate Development
Woods, T.D. (Tom)
Senior Executive Vice-President
and Chief Financial Officer
Finance
Senior officers
Boluch, M.J. (Mike)
Executive Vice-President
Technology Solutions
Administration, Technology
and Operations
Brown, G.W. (Gary)
Managing Director, Head of U.S. Region
CIBC World Markets
Cadsby, T.R. (Ted)
Executive Vice-President
Retail Distribution
CIBC Retail Markets
Caturay, M. (Michelle)
Vice-President and Corporate Secretary
Legal and Regulatory Compliance
Clifford, D.B. (David)
Managing Director
Merchant Banking and European
Investment and Corporate Banking
CIBC World Markets
Delaney, C. (Colette)
Senior Vice-President
GICs, Deposits and Payments
CIBC Retail Markets
Dodig, V.G. (Victor)
Executive Vice-President
Wealth Management
CIBC Retail Markets
Ferren, J.P. (John)
Vice-President
Investor Relations, Finance
Forbes, S.J. (Stephen)
Senior Vice-President
Communications and Public Affairs
Administration, Technology
and Operations
Gilman, W.P. (Warren)
Managing Director
Head of Asia-Pacific Region
CIBC World Markets
Hasan, R. (Raza)
Senior Vice-President
Mortgages, Lending and Insurance
CIBC Retail Markets
Horrocks, M.G. (Michael)
Executive Vice-President and Treasurer
Treasury and Risk Management
Johannson, E. (Ernie)
Senior Vice-President
Marketing
CIBC Retail Markets
Kilgour, P.K.M. (Ken)
Executive Vice-President
Credit and Investment
Risk Management
Treasury and Risk Management
Leith, D.G. (David)
Managing Director
Canadian Investment
and Corporate Banking
CIBC World Markets
Letley, P.A. (Peter)
Managing Director,
Head of Europe Region
CIBC World Markets
Lounsbery, P. (Phipps)
Managing Director
Global Debt Capital Markets
CIBC World Markets
Mannarn, A.M. (Art)
Executive Vice-President
Global Operations
Administration, Technology
and Operations
McSherry, J.R. (James)
Executive Vice-President and
Managing Director
Commercial Banking
CIBC World Markets
McVittie, K.A. (Kimberley)
Ombudsman and Chief Privacy Officer
Legal and Regulatory Compliance
Moseley, T.S. (Tim)
Senior Vice-President
and Chief Compliance Officer
Legal and Regulatory Compliance
Moss, J. (Jacqueline)
Executive Vice-President
Human Resources
Administration, Technology
and Operations
Orr, J.D. (John)
Executive Vice-President
and Managing Director, Deputy Head
of Corporate Development and
Head of International Retail Banking
Corporate Development
Patterson, K.J. (Kevin)
Senior Vice-President
and Chief Auditor
Internal Audit and Corporate Security
Legal and Regulatory Compliance
Phillips, R. (Richard)
Managing Director
Global Equities
CIBC World Markets
Renihan, B.A. (Bruce)
Executive Vice-President and Controller
Finance
Shaw, F. (Francesca)
Senior Vice-President
and Chief Accountant
Finance
Westcott, G.C. (Grant)
Executive Vice-President
Technology Infrastructure
Administration, Technology
and Operations

32	CIBC Annual Accountability Report 2006

Governance
Board committees
The Board has established four committees to assist in carrying out its duties and to enhance governance. Each committee has a mandate outlining its functions and responsibilities. These mandates are outlined in greater detail in the Management Proxy Circular and are available at www.cibc.com.
Audit Committee — reviews the integrity of CIBC’s financial statements, financial disclosures and internal controls over financial reporting; monitors the system of internal control and CIBC’s compliance with legal and regulatory requirements; selects the external auditors for shareholder approval; reviews the qualifications, independence and performance of the external auditors and CIBC’s internal auditors; and acts as the Audit Committee for certain federally regulated subsidiaries.
-	Members: J.H. Bennett, G.F. Colter (Chair), I.E.H. Duvar, J.P. Manley, C.M. Trudell
Corporate Governance Committee — assists the Board of Directors in fulfilling its corporate governance oversight responsibilities. It also acts as the conduct review committee of CIBC under the Bank Act (Canada).
-	Members: J.H. Bennett (Chair), G.F. Colter, J.S. Lacey, C. Sirois, S.G. Snyder
Management Resources and Compensation Committee — assists the Board of Directors in fulfilling its supervisory responsibilities in relation to CIBC’s human resource policies and practices, including the oversight of the CIBC pension plans.
-	Members: W.L. Duke, M.A. Franssen, L.S. Hasenfratz, J.S. Lacey, C. Sirois (Chair)
Risk Management Committee — assists the Board of Directors in fulfilling its responsibilities in relation to the identification, measurement, monitoring and controlling of CIBC’s principal business risks.
-	Members: B.S. Belzberg, G.D. Giffin, J.A. Grant, P.M. Hayles, S.G. Snyder (Chair), R.W. Tysoe
Management committees
Senior management has responsibility for CIBC’s business activities as well as for the design and effectiveness of governance and controls.
     The Chief Executive Officer leads the management of CIBC’s business and affairs and the implementation of resolutions and policies approved by the Board of Directors.
     Through the senior executive team, the Chief Executive Officer and senior management communicate and share information regarding enterprise-wide governance and control, strategic direction, policy approvals, financial affairs and risk management issues.
     Management committees are in place to support the senior executive team on the governance and control activities of CIBC and various aspects of the oversight of CIBC’s operations. These committees include:
Capital and Risk Committee — oversees credit, liquidity and market risks and matters relating to the composition and usage of CIBC’s balance sheet (including capital) and the measurement, monitoring and control of related resources.
Disclosure Committee — assists the Chief Executive Officer and Chief Financial Officer in fulfilling their oversight responsibility for the accuracy, completeness and timeliness of CIBC disclosure. The purpose of the committee is to promote consistent disclosure practices aimed at accurate, complete, timely and broadly disseminated disclosure of material information about CIBC to the market in accordance with applicable laws and stock exchange requirements.
Financial Transactions Oversight Committee - reviews those transactions brought before it to assess whether CIBC is exposing itself to any undue reputation and legal risks.
Governance and Control Committee — acts as the most senior point of management review, counsel and input on the design and assessment of CIBC’s governance and internal control structure, within the parameters and strategic objectives established by the Chief Executive Officer and direction provided by the Board.
Accountability for ongoing governance and control
Ultimately, governance and control involves and connects the Board, management and employees. While the Board and management play the principal roles in governance, virtually every employee has an impact on control.
     All full-time employees are required to complete annual certification and testing on the CIBC Code of Conduct. The Code is a control that promotes ethical decision-making on a daily basis and supports behaviour that is consistent with our core values of trust, teamwork and accountability.

CIBC Annual Accountability Report 2006	33

Shareholder Information
Dividends
Common shares

Ex-dividend	Record	Payment	Dividends	Number of common
date	date	date	per share	shares on record date

Sep.26/06	Sep.28/06	Oct.27/06	$0.70	336,019,764
Jun.26/06	Jun.28/06	Jul.28/06	$0.70	335,646,024
Mar.24/06	Mar.28/06	Aprl.28/06	$0.68	335,376,007
Dec.22/05	Dec.28/05	Jan.27/06	$0.68	334,499,885
Preferred shares

Ex-dividend	Record	Payment
date	date	date	Series 18	Series 19	Series 23	Series 24	Series 25	Series 26	Series 27	Series 28*	Series 29	Series 30

Sep.26/06	Sep.28/06	Oct.27/06	$0.343750	$0.309375	$0.331250	$0.375000	$0.375000	$0.359375	$0.350000	$0.020000	$0.337500	$0.300000
Jun.26/06	Jun.28/06	Jul.28/06	$0.343750	$0.309375	$0.331250	$0.375000	$0.375000	$0.359375	$0.350000	$0.020000	$0.337500	$0.300000
Mar.24/06	Mar.28/06	Apr.28/06	$0.343750	$0.309375	$0.331250	$0.375000	$0.375000	$0.359375	$0.350000	$0.020000	$0.337500	$0.300000
Dec.22/05	Dec.28/05	Jan.27/06	$0.343750	$0.309375	$0.331250	$0.375000	$0.375000	$0.359375	$0.350000	$0.020000	$0.337500	$0.300000

*	On November 25, 2005, CIBC announced that it is making an offer to purchase for cancellation all of the outstanding Class A Series 28 Preferred Shares at a price of $10.00 per share. The offer will remain open for acceptance until the earlier of June 17, 2009 or it is withdrawn by CIBC by providing 60 days notice, in French and English, in a national Canadian newspaper. Holders should contact their broker for assistance in order to tender their Series 28 shares into this offer. Brokers should contact CIBC World Markets Inc. at 416-956-6045, referencing the Series 28 shares for further information in order to tender their Series 28 shares into this offer.
Stock exchange listings
Common shares of the Bank are listed for trading in Canada on the Toronto Stock Exchange and in the U.S. on the New York Stock Exchange (ticker symbol – CM).
     All preferred shares are listed on the Toronto Stock Exchange and trade under the following ticker symbols:

Series 18	CM.PR.P
Series 19	CM.PR.R
Series 23	CM.PR.A
Series 24	CM.PR.B
Series 25	CM.PR.C
Series 26	CM.PR.D
Series 27	CM.PR.E
Series 29	CM.PR.G
Series 30	CM.PR.H
Series 31	CM.PR.I
Anticipated 2007 record and dividend payment dates for common and preferred shares*

Record dates	Payment dates

December 28**	January 29
March 28	April 27
June 28	July 27
September 28	October 29

*	Payment of dividends for common and preferred shares is subject to approval by the Board of Directors.

**	2006
2007 quarterly earnings reporting
2007 quarterly earnings dates are anticipated to be March 1, May 31, August 30 and December 6.
Credit ratings

	Senior debt	Preferred shares

DBRS	AA(low)	Pfd-1(low)
Fitch	AA-
Moody’s	Aa3
S&P	A+	A-
P-1(low)
Shareholder investment plan (SIP)
Registered holders of CIBC common shares may participate in one or more of the following options, and pay no brokerage commissions or service charges:
Dividend reinvestment option: Common dividends may be reinvested in additional CIBC common shares. Residents of the United States and Japan are not eligible.
Share purchase option: Up to $50,000 of additional CIBC common shares may be purchased during the fiscal year. Residents of the United States and Japan are not eligible.
Stock dividend option: U.S. residents may elect to receive stock dividends on CIBC common shares.
For further information and a copy of the offering circular, contact CIBC Mellon Trust Company (see Transfer agent and registrar).
Direct dividend deposit service
Canadian residents may have their CIBC common share dividends deposited by electronic transfer directly into their account at any financial institution that is a member of the Canadian Payments Association. To arrange, please contact CIBC Mellon Trust Company (see Transfer agent and registrar).
Transfer agent and registrar
For information relating to shareholdings, dividends, dividend reinvestment accounts, and lost certificates, or to eliminate duplicate mailings of shareholder material, please contact:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
416-643-5500 or fax 416-643-5501
1-800-387-0825 (toll-free in Canada and the U.S.)
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com
Common and preferred shares are transferable in Canada at the offices of our agent, CIBC Mellon Trust Company, in Toronto, Montreal, Halifax, Calgary and Vancouver.
In the United States, common shares are transferable at:
Mellon Investor Services LLC
480 Washington Blvd., 27th Floor
Jersey City, New Jersey 07310
CIBC Annual Accountability Report 2006

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